

13000889
2012 Annual Report
Abbott
A Promise for Life

Table of Contents

Abbott brings a unique mix of diversified, leading healthcare businesses together in one growth-focused, large-cap medical products company. Abbott's ongoing success in Diagnostics, Medical Devices, Nutritionals and Branded Generic Pharmaceuticals will be built on broad and balanced portfolios, precisely targeted to patient needs in a variety of growth markets around the world.



Similac
Comfort

On the cover:

Similac Comfort
Beeri and Meli Noyman
Tel Aviv, Israel

As an infant, 18-month-old Beeri Noyman suffered with frequent stomach upsets. Then his mother, Meli, started feeding him *Similac Comfort*. Called *Similac Total Comfort* in most markets around the world, this is a formulation specifically designed for persistent feeding issues. Soon, Beeri had fewer feeding issues, and, more importantly, was a happy baby.



Miles D. White
Chairman of the Board and
Chief Executive Officer

Dear Fellow Shareholder:

On January 1 we marked two extraordinary milestones: the beginning of our 125th anniversary year and our creation of two leading healthcare companies. Our research-based pharmaceutical business became AbbVie; our diversified medical products businesses became the new Abbott. Both are new companies built on a long and distinguished history. And both are carrying their shared legacy forward to new success.

Letter to our shareholders

2012: performing in the present while moving toward new opportunities.

Abbott had two very large goals in 2012: to ready our businesses for a successful separation and to deliver on our performance plan at the same time. I'm happy to report that we achieved both in good order. Following a smooth and efficient separation process, AbbVie is now an independent company with all the assets and abilities needed to remain a leader in its industry. While managing that significant effort — the largest strategic initiative in the company's long history — Abbott again fulfilled its commitments to shareholders with another strong year.

This speaks volumes about these companies and their abilities. Both have such deep strength and capability — strategic, financial, and human — that we were able to take on the work of creating one new major corporation and recreating another while, at the same time, again delivering record sales and ongoing earnings, along with stock-price growth of more than 16 percent.

This Annual Report covers both halves of Abbott in 2012. Its discussion of what was then Abbott's research-based pharmaceuticals business is presented as AbbVie — with its new corporate identity — to give you a view of what is now our sister company. I will focus my comments here on our diagnostics, medical devices, nutrition, and established pharmaceuticals businesses — the new Abbott.

Today's Abbott

While AbbVie is a new company in terms of corporate entity, it carries with it a long legacy and a strong culture. It's a 125-year-old business with a new form and new opportunity. Abbott, on the other hand, may look like the same company, because it retains our well-known name; but Abbott, too, has a new shape and a new future as a result of our business separation. Both companies are long-established leaders in their respective markets; both are Fortune 200 companies; both share a highly developed culture of success. Now both will proceed from this common ground to pursue the separate futures that lie in their divergent industries.

The new Abbott is ready to extend its long history of success, and it has all the attributes needed to do so. Today's Abbott is:

Uniquely diverse and well balanced

The four major businesses that compose Abbott today are all large and strong leaders in their markets. All are multi-billion dollar businesses of roughly equal size that compete

Net Sales Worldwide
(dollars in billions)


$30.8
$35.2
$38.9
$39.9
09
10
11
12

In 2012, Abbott sales increased almost 6% over 2011, excluding the impact of foreign exchange.

Operating Cash Flow
(dollars in billions)


$7.3
$8.7
$9.0
$9.3
09
10
11
12

Abbott achieved record cash flow in 2012 and returned more than $3.0 billion to shareholders.

Letter to our shareholders

Consistent Dividends
(dollars per share paid)



$1.56
$1.72
$1.88
$2.01
09
10
11
12

Abbott has paid 356 consecutive quarterly dividends since 1924 and has delivered 39 consecutive years of increasing dividends.

Total Shareholder Return
(year ended 12/31/12)



20.3%
17.9%
16.0%
10.2%
ABBOTT
S&P 500 HLTH
S&P 500
DJIA

Total return outperformed the DJIA, as well as the S&P 500 indices over the last year.

in large and attractive markets. Many of our flagship products in each are number one or number two in their respective categories.

- In **Diagnostics**, we're the world leader in immunoassay and blood screening, and have the leading point-of-care monitoring system.
- In **Medical Devices**, Abbott is number one in coronary metallic drug-eluting stents and bioresorbable vascular scaffolds, number one in LASIK devices, and number two in cataract devices.
- In **Nutrition**, we are the U.S. leader in pediatric nutritionals and the worldwide leader in adult nutritionals. And,
- In **Established Pharmaceuticals**, our portfolio comprises literally hundreds of trusted branded generics — including leading products in important treatment categories — which we market in the world's fastest-growing economies.

Aligned with the future of healthcare, worldwide

Technologically, geographically and demographically, Abbott is well positioned to serve rising healthcare trends and needs, and to capture future growth.

In new technology, we remain deeply committed to new-product innovation that creates value for patients, customers, and payers. We're engaged along the entirety of the product-innovation spectrum, from transformational medical technologies, to next-generation systems, to new formulations, packaging and brand enhancements, including localizing our products to meet the specific needs and preferences of individual markets.

Geographically, we are now one of the most truly globalized of healthcare companies, with only 30 percent of our revenue coming from the United States, a remarkable reversal from just 10 years ago. Another 30 percent of our sales come from established international markets, while 40 percent now come from the world's fastest-growing international markets, including India, in which we are the largest pharmaceutical company. We expect this to grow to 50 percent over the next several years.

And, importantly, half of our business now comes directly from the patients and consumers who use our products, rather than third-party payers. This makes us one of the most customer-facing companies in healthcare, which is motivating to our team and gives us the opportunity to build direct, long-term relationships with the people we serve.

In terms of demographics, Abbott's businesses are highly aligned with the population and socioeconomic trends that will drive future healthcare growth. For instance, the global population is aging rapidly, with the over-70 group expected to grow from 269 million to 1 billion by 2050. As the world leader in adult nutrition and the number-two maker of cataract devices, Abbott is positioned to serve this growing need.

Similarly, the incidence of chronic disease is rising around the globe, with cardiovascular disease now the leading cause of death worldwide and 70 percent of diabetes/obesity

Letter to our shareholders

cases occurring in emerging markets. Abbott can help the world address these growing needs, as the number-one coronary intervention company worldwide and one of the leaders in both blood-glucose monitoring and balanced nutrition to build better health.

Finally, rising population and prosperity are driving urbanization and growth in consumer spending in emerging markets, where healthcare investment is forecast to double to 30 percent of the global healthcare total over the next decade. As the world's most international healthcare company, with the largest emerging-market presence, Abbott is optimally positioned to make the most of this fundamental change.

Durable and reliable

A critically important legacy that today's Abbott carries forward is our tradition of outstanding financial strength and performance. All of our major businesses are strong, growing and profitable. In fact, we expect to continue the steady expansion of our gross and operating margins in the years ahead. This will not only provide us the strength and liquidity to remain strategically flexible, but will also allow us to deliver excellent cash flow and maintain our commitment to paying a strong dividend to shareholders.

A Great Tradition, A New Beginning

As you can see, then, Abbott is ready for the promising new future ahead of it — a future that we very consciously defined. We have all the resources and capabilities needed to remain a long-term leader in our industry, with a collection of strengths that presents a unique investment opportunity to deliver reliable and sustainable growth.

It's appropriate that Abbott would simultaneously enter its 125th year and execute a transformative strategic move that brings it to a new beginning — because it's by continually adapting that we've succeeded for so long. The company has changed continually, generation after generation, to ensure it's pointed in the right direction and aligned with the future. And that's exactly what we're doing today. The change we're embarking on now may be our biggest yet — but it's part of a continuum that has made our company stronger and better able to help more people in each successive era. We at Abbott are highly conscious of the legacy we're privileged to bear forward, and the responsibility that comes with it to succeed — for all of the people who depend upon us. We welcome that challenge with full confidence and, as Dr. Abbott did at an earlier inflection point in our company's development, we invite the world to Watch Us Grow.

Miles D. White — Chairman of the Board and Chief Executive Officer
March 3, 2013

"We're beginning our second 125 years the same way we succeeded throughout the first: by adapting to meet the future."

—Miles White



Two Leaders

Abbott and AbbVie offer two distinct investment identities — diversified medical products and research-based pharmaceuticals — but both have broad-based portfolios of market-leading products, productive pipelines of innovative new technologies, global reach, and financial strength.



Today's Abbott

Increasing emerging-market presence

Well Balanced Geographically

United States	Ex-U.S. Developed Markets	Emerging Markets
		
30% of sales	30% of sales	40% of sales

Emerging-market sales to approach 50% by 2015

A well balanced mix of businesses

Abbott is a leader in all of the four major businesses in which it competes, with roughly equal worldwide sales in each.

Diagnostics

For more than 40 years, Abbott innovations have advanced the state of the art in diagnostics. Today, we are working to develop solutions that provide our customers better results, faster and more efficiently.

Medical Devices

Our medical device businesses — vascular, vision care and diabetes care — continue to grow through leading-edge, patient-focused innovation.

Nutrition

Abbott's portfolio of nutritional products includes some of the world's most trusted brands. We continually develop new science-based products and improve our formulations to better serve the nutritional needs of consumers and patients.

Established Pharmaceuticals

With product offerings tailored to local needs, Abbott's global portfolio of branded-generic pharmaceuticals will help expand our presence in the world's fastest-growing markets.


nutritio
drink
#1
Doctor
Ensure
Clear
nutritiona
drink
to help fill your nutritiona
good source of protein

ARCHITECT

c16000


Xience
Xpedition
Everolimus Elut
Absorb
Bioresorbable Vas
Xience V
Everolimus Eluting C


Nº W086
betaserc®
dicloridrato de betaistina
24 mg

Today's Abbott



A Leader in Global Nutrition

Abbott's portfolio of products includes some of the world's most trusted brands in pediatric, adult and performance nutrition.

Our pediatric nutrition brand, *Similac*, is designed to meet babies' specific nutritional needs by supporting brain, eye and immune-system development and helping build strong bones. *Similac Total Comfort*, which we launched in key international markets, has quickly become the standard for infants with digestive system intolerance. *Gain* (also known as *Similac Stage 3/4/5*), our line of follow-on formulas and growing-up milks for older babies and toddlers, is a particularly important product in fast-growing markets such as China. For older children, the *PediaSure* family of products is the number-one pediatrician-recommended brand for complete, balanced nutrition. In 2012, we expanded this brand with the U.S. launch of *PediaSure SideKicks Clear*, along with *PediaSure* in a reclosable plastic bottle in several international markets.

Abbott's presence in adult and medical nutrition is anchored by *Ensure*. We are expanding the potential of the *Ensure* brand with specially formulated versions that help rebuild muscle and strength naturally lost over time, support digestive tract health and the immune system, and help build strong bones. In 2012, we introduced *Ensure Clear*, complete nutrition in a refreshing, fat-free beverage. We also offer condition-specific products like *Glucerna Triple Care*, designed to help adults with diabetes, and a medical nutrition portfolio of products that meet the needs of patients recovering from illness.

Our performance nutrition brands include the *EAS* line of sports nutrition products, including *Myoplex*. These products help athletes and the occasional gym goer discover how much more they can do. In 2012, we launched *EAS Lean*, providing a 100-calorie protein shake or bar to help support a lean body.

An Emerging Presence in Branded Generic Pharmaceuticals

In operation as a separate business since early 2011, Abbott's established pharmaceuticals business offers a large and growing portfolio of some of the world's most trusted branded generic pharmaceuticals. Our long-term growth strategy in this business is to increase the breadth of our product offering by launching new and improved formulations and registering products across multiple geographies; reinforce our position in the developed markets through portfolio expansion; and capture new sources of growth by targeting faster-growing emerging markets where we have strong positions.


Betaserc

Established Pharmaceuticals


betaserc
24 mg
Contém 30 comprimidos
Via oral
USO ADULTO
USO ADULTO
VENDA SOB PRESCRIÇÃO MÉDICA
Abbott



Sueli Domingues ◉ Guarulhos, Brazil

When Sueli Domingues felt the first symptoms of Meniere's syndrome, the dizziness and vertigo turned her life upside down. She had to rely on her family to perform many previously simple tasks. But since 2000, when her disease was diagnosed, she has been taking *Betaserc* daily to help manage her condition, letting her resume a happy and productive life.



Tan Tai Peng ◉ Singapore

A leaking mitral valve resulted in fatigue for Tan Tai Peng, impairing his ability to enjoy his retirement. Abbott's *MitraClip* was used to repair the valve, and today he has the energy he needs to keep up with his three grandchildren and run a small, part-time business.



Today's Abbott

An Innovative Portfolio of Medical Devices

Abbott's medical devices group is composed of primarily our vascular, diabetes care and vision care businesses. Each of these businesses maintains leadership positions in important segments of the markets in which they compete.

Our vascular business is active in three franchises: coronary, endovascular and structural heart. In our coronary franchise, we are expanding our leadership position in drug-eluting stents with new additions such as *Xience Xpedition*, which offers increased deliverability. *Absorb*, our bioresorbable vascular scaffold, is a unique technology that acts like a drug-eluting stent but, unlike a metallic stent, resorbs into the body over time, similar to dissolvable sutures after a wound heals. Our endovascular franchise, which includes peripheral catheters and stenting systems, carotid stents and vessel closure devices, represents a significant opportunity for growth. We're applying our expertise in developing best-in-class coronary devices to the faster growing endovascular market. And, finally, in our structural heart franchise, we have developed *MitraClip*, a first-of-its-kind technology designed to treat mitral regurgitation, which is the leaking of the heart's mitral valve. *MitraClip* has significant long-term potential, given the millions of patients with significant mitral regurgitation who go untreated today. Both *MitraClip* and *Absorb* are available in a number of international markets and are investigational devices under U.S. Food and Drug Administration review.

In diabetes care, our focus is to help people with diabetes better manage this serious metabolic condition by improving the glucose testing experience. We offer innovative glucose monitoring systems, test strips and software for both personal and hospital use. Easy to use, highly accurate, and designed to address specific patient needs, our blood-glucose monitoring systems for personal use include *FreeStyle Lite*, *FreeStyle Optium* and *FreeStyle InsuLinx*, which was developed to accommodate the specific needs of insulin users. Our state-of-the-art software helps users easily recognize glucose trends, providing meaningful insights to patients and their healthcare professionals. In the hospital environment, products like *Precision Xceed Pro* are developed to meet the challenges of point-of-care glucose testing.

In vision care, Abbott is the world's leading provider of laser vision correction (LASIK) technologies and number two in cataracts. We offer eye-care professionals the industry's most advanced laser vision technologies.



MitraClip

Structural Heart

Today's Abbott



For cataracts, Abbott offers lens removal systems, viscoelastics and intraocular lenses (IOLs) that deliver improved functional vision by reducing image blur caused by refractive error, and multifocal IOLs that significantly reduce or eliminate the need for eyeglasses. Finally, our contact-lens cleaning systems provide powerful disinfection capabilities, and are recommended by physicians for safe, effective contact-lens cleaning. Abbott's lubricating eye drops provide long-lasting relief for those who suffer from eye symptoms.

A Wide-Ranging Presence in Diagnostics

In diagnostics, Abbott is well positioned, with global leadership in *in vitro* diagnostics, which includes immunoassay, clinical chemistry, hematology, molecular, point of care, and informatics. In its largest segment of the market, core laboratory and blood screening, Abbott offers a broad range of innovative instrument systems and tests, as well as informatics and automation solutions for hospitals, reference labs, blood banks, physician offices and clinics. Our advanced diagnostic solutions provide early, accurate diagnosis and management of many medical conditions including cardiac disease, diabetes, and infectious disease.

Our *Architect* modular analyzers provide immunoassay and clinical chemistry results for cardiac disease, cancer, endocrinology, fertility, infectious disease and other conditions. The *Cell-Dyn* series, which is our premier hematology system, is used to perform sophisticated blood cell analysis for several blood diseases and disorders. And our fully-automated *Prism* blood-screening system consolidates high-volume testing into a single system, reducing the risk of accidents and errors and helping to ensure the safety of the blood supply.

Molecular and point-of-care systems round out our diagnostic offerings. Abbott is a leader in the rapidly growing area of molecular diagnostics and the advancing field of personalized medicine. Our tests are designed to detect subtle, but key, differences in patients' genes and chromosomes, which can assist physicians in the identification of disease, the selection of appropriate therapies and the monitoring of conditions. Abbott point-of-care products provide healthcare professionals immediate access to accurate, critical diagnostic test results at the point of patient care. Our *i-STAT* hand-held analyzer, the industry's leading point-of-care system, lets physicians make treatment decisions at the patient's bedside, speeding care in emergency departments, operating rooms, and critical care units.


Architect

Laboratory Diagnostics



Julie Jonte ◎ Paris, France

Julie Jonte is the Chief Executive of Biopath, one of the largest private diagnostic labs in France. Every day, Biopath receives more than 4,000 samples to be tested. Biopath relies on Abbott Diagnostic systems and tests to deliver accurate results, quickly and efficiently.

Abbott Innovation

highlights

Vascular / Structural Heart

Abbott continues to develop next-generation products for established categories with breakthrough products like *Absorb*, our transformational bioresorbable device. *Xience Xpedition* is our latest drug-eluting stent system. Our *MitraClip* system, which is available in a number of international markets and is an investigational device in the United States, is designed to repair a patient's leaking mitral heart valve.

Established Pharmaceuticals

Over the next several years, Abbott expects to bring our branded generic pharmaceuticals to broader patient populations through registrations across multiple geographies, as well as launches of new brands, packaging enhancements, and improved formulations to enhance efficacy and improve convenience.

Diagnostics

In diagnostics, Abbott's new-product pipeline is focused on innovations designed to speed the process of identifying disease and to identify which patients are more likely to benefit from a particular therapy. Abbott is developing next-generation systems and tests, as well as automation and information solutions, that will help labs generate better information more quickly than ever before.

Xience Xpedition — Vascular

Duphaston — Established Pharmaceuticals

iDesign — Vision Care


Xience
Xpedition
Everolimus Eluting Coronary Stent
Xience Xpedition
10
达芙通®
屈孕酮片
用于治疗内源性孕酮不足引起的疾病
每盒20片
iDesign
Abbott

Abbott's robust new-product pipeline contains dozens of potentially transformational medical technologies, next-generation systems, new formulations, and packaging and brand enhancements.

>30 medical devices in development >150 product launches, registrations in 2013

Vision Care

In vision care, we are developing new diagnostic instruments and treatments to improve vision outcomes, including new applications in our market-leading LASIK platform and continued expansion of our *Tecnis* line of intraocular lens (IOL) products. We are also developing products specifically designed to address the needs of emerging markets such as India and China.

Diabetes Care

Research in diabetes care is focused on addressing the unmet needs of insulin users and providing treatment insights for healthcare professionals. Current innovations in our pipeline include meters that provide tools for insulin users and state-of-the-art software to help healthcare professionals more easily recognize glucose trends.

Nutrition

We're focusing research on six health benefit platforms in which we believe better nutrition can have a significant impact on overall health: immunity, cognition, lean body mass, inflammation, metabolism and tolerance. We're currently conducting a number of controlled clinical trials to demonstrate proven outcomes from our nutrition innovations, and we expect to launch a number of new products and formulations in the coming years.

FreeStyle InsuLinx — Diabetes Care

Ensure Complete — Nutrition


FreeStyle InsuLinx
Ensure
COMPLETE
nutrition
MUSCLE
HEART
IMMUNE
BONE - calcium

THIS IS ABBVIE

BLENDING THE STABILITY, GLOBAL SCALE, RESOURCES AND COMMERCIAL CAPABILITIES OF A PHARMACEUTICAL COMPANY WITH THE FOCUS AND CULTURE OF A BIOTECH, **ABBVIE IS A UNIQUE BIOPHARMACEUTICAL COMPANY.**

AbbVie will build on a 125-year legacy of success by leveraging a broad product portfolio that includes a mix of differentiated growth brands and sustainable performers. It has a strong global footprint and a new-product pipeline that includes a unique mix of biologics and small molecules. And it has an experienced management team with a track record of outstanding commercial execution.

abbvie



Richard A. Gonzalez
Chairman and
Chief Executive Officer of AbbVie


NDC 0074-6799-22
Kaletra®
(Lopinavir/Ritonavir)
Tablets
NDC 0074-4339-02
HUMIRA® PEN
(adalimumab)
40 mg / 0.8 mL
FOR SUBCUTANEOUS USE ONLY
Rx only
CIII
AndroGel®
(testosterone gel) 1%
Pump

abbvie

AbbVie's portfolio of biologics and other compounds addresses some of the world's most complex medical needs, building AbbVie disease-state leadership through products like *Humira*, *Lupron*, *Synagis* and *Kaletra*.

Through the years, AbbVie's leading pharmaceutical brands have made a life-changing difference for millions of patients around the world. The company has a broad portfolio of products that hold strong category-leadership positions and compete in markets that offer significant growth potential. It has a strong record of outstanding operating performance and will continue to benefit from a strong financial foundation, a compelling late-stage pipeline with several assets that represent billion-dollar-plus peak-year revenue potential, and a highly experienced leadership team dedicated to creating a successful future.

A Powerful Product Portfolio

Humira remains the cornerstone of AbbVie's portfolio and will continue to be a strong growth driver. Since it was launched as a treatment for rheumatoid arthritis in 2003, *Humira* has steadily added indications. In 2012, the addition of new indications for patients — ulcerative colitis in both the United States and Europe, plus axial spondyloarthritis and pediatric Crohn's disease in Europe — brought *Humira's* total to nine separate indications treated. More than 600,000 people around the world count on *Humira* to provide some relief from their chronic conditions.

AbbVie will continue to build on the success of *Humira* with additional research in autoimmune diseases. These diseases result from underlying defects in a patient's immune system, which cause it to attack healthy organs, tissues and cells. For reasons not fully understood, the prevalence of autoimmune disease has been steadily rising. Collectively, autoimmune diseases affect as many as 43 million people. Its immunology pipeline includes development work in oral disease-modifying therapies and biologics, as well as proprietary combination biologic agents.

In addition to *Humira*, AbbVie has a number of specialty-care products that hold market-leading positions.

- *AndroGel* is the leading testosterone replacement therapy.
- *Lupron Depot* is the leading hormone therapy for the palliative treatment of advanced prostate cancer and is also indicated for endometriosis, uterine fibroids and central precocious puberty.
- *Kaletra* and *Norvir* are leading protease inhibitors to treat HIV.
- *Synthroid* is the number-one prescribed brand for thyroid disease.
- *Synagis* is the only approved product for the prevention of Respiratory Syncytial Virus (RSV).
- And *Creon* is the leading pancreatic enzyme therapy for exocrine pancreatic insufficiency, a condition associated with cystic fibrosis and chronic pancreatitis.

DUODOPA

PARKINSON'S DISEASE

DOUG CURTIS

CALGARY, ALBERTA, CANADA

Doug Curtis is an award-winning writer/ director/ producer and the founding Artistic Director of Ghost River Theatre. He held the position for 17 years, until his battle with Parkinson's disease made it necessary for him to step down. Today, *Duodopa* helps Doug control his symptoms.



HUMIRA
CROHN'S DISEASE

SHERRESE SIMS
FAYETTEVILLE, NORTH CAROLINA, USA

Sherrese Sims loves to pursue her hobbies, spend time with her friends and travel. For years, living with moderate to severe Crohn's disease meant that her symptoms could get in the way. Today, she continues to do the things she loves, while many of her symptoms are controlled with *Humira*.


HUMIRA® PEN
(adalimumab)
40 mg / 0.8 mL
FOR SUBCUTANEOUS USE ONLY

abbvie

Humira: #1 global anti-TNF / Strong, Sustainable Growth Driver

#1	10	15	9	4	670,000
global anti-TNF, growing double-digits	years on the market	years of clinical data	approved indications	new indications in late-stage development	patients worldwide

A Productive Pipeline

AbbVie's future success will grow from the output of the company's new-product pipeline. AbbVie research programs include a strategic mix of biologic and small-molecule therapies, and are focused in areas of significant unmet medical need.

Over the next several years, AbbVie hopes to launch numerous medicines currently in mid- to late-stage development that have truly breakthrough potential, including several that represent billion-dollar-plus peak-sales opportunities.

AbbVie is making significant clinical progress in its mission to create a treatment for Hepatitis C virus (HCV) infection. HCV affects 170 million people worldwide, and can potentially lead to long-term complications, including severe scarring of the liver, liver cancer or death. AbbVie is developing a treatment for HCV infection that is currently in Phase Three trials, with commercialization targeted for 2015. AbbVie's treatment has shown the potential to be potent, well-tolerated and easy to administer, and to deliver very high cure rates, without the use of interferon. AbbVie has the potential to achieve a strong leadership position in this space.

Other pipeline programs in Phase Three or submitted for regulatory approval include:

- Four new *Humira* indications, several of which will be unique to *Humira*, helping to further differentiate this important drug from its competition;
- Daclizumab, a next-generation biologic in development with Biogen IDEC for relapsing remitting multiple sclerosis;
- Elagolix, a compound for endometriosis and uterine fibroids that has the potential to provide symptom reduction while avoiding significant bone loss or other adverse effects that can sometimes be associated with current treatments;
- *Duopa*, a therapy for advanced Parkinson's disease;
- Elotuzumab, a biologic treatment for multiple myeloma being developed in partnership with Bristol-Myers Squibb.

AbbVie's mid-stage pipeline has 10 active programs, several with strong proof-of-concept data. Highlights include five promising assets poised to advance into Phase Three:

- Two promising oncology compounds: a next-generation Bcl-2 inhibitor that has shown strong activity in hematologic malignancies and a PARP inhibitor that has demonstrated activity in BRCA-deficient breast and other cancers.
- A novel investigational compound for the prevention of acute kidney injury associated with major surgery,
- A compound to treat diabetic nephropathy, the damage to the kidneys often experienced by people with diabetes.
- A novel compound that has shown promise against Alzheimer's disease and cognitive impairment associated with schizophrenia.

30 compounds currently in human trials

Across a broad spectrum of treatment areas.

14 biologic compounds across several therapeutic areas

Including a number of proprietary combination biologic agents.


THE ABBVIE PIPELINE
BROAD AND COMPELLING.
ABBVIE HAS AN EXCITING MID- AND LATE-STAGE PIPELINE CONTAINING NUMEROUS MEDICINES WITH BREAKTHROUGH POTENTIAL IN IMPORTANT AREAS OF MEDICAL NEED.
IMMUNOLOGY

By focusing research in areas of significant unmet need, and in those where its expertise offers the greatest chance for success, AbbVie has amassed a pipeline filled with promising compounds. With 30 candidates currently in human trials, including 20 in mid- or late-stage development, AbbVie is poised to deliver breakthroughs in important treatment areas. AbbVie's efforts in virology center on the hepatitis C virus (HCV), which affects 170 million people worldwide. In oncology, AbbVie's research is focused on therapies that may change the way the disease behaves. Its immunology programs include work in oral disease-modifying therapies and biologics, as well as proprietary combination biologic agents. In neuroscience, AbbVie has multiple small molecules and biologics designed to treat a variety of conditions, including multiple sclerosis, Parkinson's disease, schizophrenia, Alzheimer's disease, and acute and chronic pain. AbbVie is also building its expertise in women's health with a promising compound in development for endometriosis and uterine fibroids.

6 ongoing phase three programs

Including several that represent billion-dollar-plus peak-sales opportunities.

10 compounds or new indications in mid-stage development

Including several poised to enter Phase Three within 18 months.


CANCER
HEPATITIS C VIRUS
NEUROLOGY

3x as many NMEs as 3 years ago

AbbVie has tripled its number of new molecular entities (NMEs) in development over the last several years.

30% of AbbVie's pipeline: biologics

AbbVie's pipeline is strong and specialty focused, with approximately one-third composed of innovative biologics.

2012 Financial Report

2012 Financial Report Table of Contents

Consolidated Statement of Earnings

(dollars and shares in thousands except per share data)

Year Ended December 31	2012	2011	2010
Net Sales	$39,873,910	$38,851,259	$35,166,721
Cost of products sold	15,119,718	15,540,580	14,665,192
Research and development	4,322,182	4,129,414	3,724,424
Acquired in-process and collaborations research and development	288,000	672,500	313,200
Selling, general and administrative	12,059,495	12,756,817	10,376,324
Total Operating Cost and Expenses	31,789,395	33,099,311	29,079,140
Operating Earnings	8,084,515	5,751,948	6,087,581
Interest expense	592,403	530,141	553,135
Interest (income)	(79,225)	(85,196)	(105,453)
Net loss on extinguishment of debt	1,350,973	–	–
Net foreign exchange (gain) loss	(8,044)	(50,271)	(10,924)
Other (income) expense, net	(34,206)	158,632	(62,011)
Earnings Before Taxes	6,262,614	5,198,642	5,712,834
Taxes on Earnings	299,694	470,193	1,086,662
Net Earnings	$ 5,962,920	$ 4,728,449	$ 4,626,172
Basic Earnings Per Common Share	$ 3.76	$ 3.03	$ 2.98
Diluted Earnings Per Common Share	$ 3.72	$ 3.01	$ 2.96
Average Number of Common Shares Outstanding Used for Basic Earnings Per Common Share	1,575,378	1,557,643	1,546,400
Dilutive Common Stock Options and Awards	16,460	9,746	9,622
Average Number of Common Shares Outstanding Plus Dilutive Common Stock Options and Awards	1,591,838	1,567,389	1,556,022
Outstanding Common Stock Options Having No Dilutive Effect	1,166	26,789	29,403

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Comprehensive Income

(dollars in thousands)

Year Ended December 31	2012	2011	2010
Net Earnings	$5,962,920	$ 4,728,449	$ 4,626,172
Foreign currency translation (loss) adjustments	(6,826)	(817,539)	(2,290,256)
Net actuarial (losses) and prior service cost and credits and amortization of net actuarial losses and prior service cost and credits, net of taxes of $(276,076) in 2012, $(391,528) in 2011 and $(70,389) in 2010	(864,935)	(510,444)	(59,447)
Unrealized (losses) gains on marketable equity securities, net of taxes of $(4,079) in 2012, $8,338 in 2011 and $61 in 2010	(7,066)	14,442	106
Net adjustments for derivative instruments designated as cash flow hedges, net of taxes of $(29,417) in 2012, $19,857 in 2011 and $20,567 in 2010	(117,666)	83,202	128,677
Other Comprehensive (loss)	(996,493)	(1,230,339)	(2,220,920)
Comprehensive Income	$4,966,427	$ 3,498,110	$ 2,405,252

Supplemental Accumulated Other Comprehensive Income Information, net of tax as of December 31:

	2012	2011	2010
Cumulative foreign currency translation loss (gain) adjustments	$ 79,353	$ 72,527	$ (745,012)
Net actuarial losses and prior service cost and credits	3,595,554	2,730,619	2,220,175
Cumulative unrealized (gains) on marketable equity securities	(31,363)	(38,429)	(23,987)
Cumulative (gains) on derivative instruments designated as cash flow hedges	(49,866)	(167,532)	(84,330)

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Cash Flows

(dollars in thousands)

Year Ended December 31	2012	2011	2010
Cash Flow From (Used in) Operating Activities:			
Net earnings	$ 5,962,920	$ 4,728,449	$ 4,626,172
Adjustments to reconcile earnings to net cash from operating activities —			
Depreciation	1,363,673	1,395,371	1,207,450
Amortization of intangible assets	1,419,534	1,648,523	1,416,855
Share-based compensation	433,114	382,602	387,183
Acquired in-process and collaborations research and development	288,000	672,500	313,200
Investing and financing (gains) losses, net	356,020	141,565	126,337
Net loss on extinguishment of debt	1,350,973	—	—
Trade receivables	35,996	(670,152)	(394,665)
Inventories	(417,053)	(129,621)	139,857
Prepaid expenses and other assets	(35,298)	413,266	553,145
Trade accounts payable and other liabilities	(134,209)	1,789,652	572,533
Income taxes	(1,309,269)	(1,402,078)	(212,086)
Net Cash From Operating Activities	9,314,401	8,970,077	8,735,981
Cash Flow From (Used in) Investing Activities:			
Acquisitions of businesses and technologies, net of cash acquired	(1,227,473)	(672,500)	(9,433,243)
Acquisitions of property and equipment	(1,795,289)	(1,491,500)	(1,015,075)
Purchases of investment securities	(11,997,654)	(5,109,987)	(805,932)
Proceeds from sales of investment securities	8,936,406	5,648,720	954,361
Release of (deposit of) restricted funds	—	1,870,000	(1,870,000)
Other	2,722	16,099	(18,426)
Net Cash (Used in) From Investing Activities	(6,081,288)	260,832	(12,188,315)
Cash Flow From (Used in) Financing Activities:			
Proceeds from issuance of (repayments of) short-term debt and other	783,868	(1,964,685)	(203,854)
Proceeds from issuance of long-term debt and debt with maturities over 3 months	14,700,000	1,000,000	4,000,000
Repayments of long-term debt and debt with maturities over 3 months	(11,071,178)	(3,012,426)	(1,673,998)
Purchases of common shares	(2,364,240)	(77,007)	(866,825)
Proceeds from stock options exercised, including income tax benefit	1,850,454	968,759	328,411
Dividends paid	(3,182,811)	(2,938,096)	(2,671,475)
Net Cash From (Used in) Financing Activities	716,093	(6,023,455)	(1,087,741)
Effect of exchange rate changes on cash and cash equivalents	40,137	(43,005)	(620,893)
Net Increase (Decrease) in Cash and Cash Equivalents	3,989,343	3,164,449	(5,160,968)
Cash and Cash Equivalents, Beginning of Year	6,812,820	3,648,371	8,809,339
Cash and Cash Equivalents, End of Year	$ 10,802,163	$ 6,812,820	$ 3,648,371
Supplemental Cash Flow Information:			
Income taxes paid	$ 1,366,581	$ 1,781,602	$ 809,710
Interest paid	575,895	544,559	580,168

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Balance Sheet

(dollars in thousands)

December 31	2012	2011	2010
Assets			
Current Assets:			
Cash and cash equivalents	$10,802,163	$ 6,812,820	$ 3,648,371
Investments, primarily bank time deposits and U.S. treasury bills	4,371,821	1,284,539	1,803,079
Restricted funds, primarily U.S. treasury bills	—	—	1,872,490
Trade receivables, less allowances of — 2012: $405,921; 2011: $420,579; 2010: $388,564	7,612,860	7,683,920	7,184,034
Inventories:			
Finished products	2,345,455	2,220,527	2,058,735
Work in process	628,874	432,358	383,580
Materials	817,984	631,364	746,419
Total inventories	3,792,313	3,284,249	3,188,734
Deferred income taxes	2,986,216	2,700,540	3,076,051
Other prepaid expenses and receivables	1,757,210	2,002,706	1,544,770
Total Current Assets	31,322,583	23,768,774	22,317,529
Investments	273,595	378,225	302,049
Property and Equipment, at Cost:			
Land	604,462	633,917	648,988
Buildings	4,259,240	4,467,387	4,334,236
Equipment	13,110,833	12,216,388	11,813,618
Construction in progress	954,352	698,873	577,460
	18,928,887	18,016,565	17,374,302
Less: accumulated depreciation and amortization	10,865,840	10,142,610	9,403,346
Net Property and Equipment	8,063,047	7,873,955	7,970,956
Intangible Assets, net of amortization	8,588,285	9,989,636	12,151,628
Goodwill	15,774,127	15,705,380	15,930,077
Deferred Income Taxes and Other Assets	3,213,307	2,560,923	1,901,613
	$67,234,944	$60,276,893	$60,573,852

Consolidated Balance Sheet

(dollars in thousands)

December 31	2012	2011	2010
Liabilities and Shareholders' Investment			
Current Liabilities:			
Short-term borrowings	$ 2,081,839	$ 2,347,859	$ 4,349,796
Trade accounts payable	1,796,990	1,721,127	1,535,759
Salaries, wages and commissions	1,427,765	1,260,121	1,328,665
Other accrued liabilities	6,787,995	7,854,994	6,014,772
Dividends payable	221,340	754,284	680,749
Income taxes payable	655,424	514,947	1,307,723
Current portion of long-term debt	308,823	1,026,896	2,044,970
Total Current Liabilities	13,280,176	15,480,228	17,262,434
Long-term Debt	18,085,302	12,039,822	12,523,517
Post-employment Obligations and Other Long-term Liabilities	9,056,234	8,230,698	8,022,770
Commitments and Contingencies			
Shareholders' Investment:			
Preferred shares, one dollar par value Authorized — 1,000,000 shares, none issued	—	—	—
Common shares, without par value Authorized — 2,400,000,000 shares Issued at stated capital amount — Shares: 2012: 1,675,930,484; 2011: 1,638,870,201; 2010: 1,619,689,876	11,754,552	9,817,134	8,744,703
Common shares held in treasury, at cost — Shares: 2012: 99,262,992; 2011: 68,491,382; 2010: 72,705,928	(5,590,909)	(3,687,478)	(3,916,823)
Earnings employed in the business	24,150,996	20,907,362	19,215,768
Accumulated other comprehensive income (loss)	(3,593,678)	(2,597,185)	(1,366,846)
Total Abbott Shareholders' Investment	26,720,961	24,439,833	22,676,802
Noncontrolling Interests in Subsidiaries	92,271	86,312	88,329
Total Shareholders' Investment	26,813,232	24,526,145	22,765,131
	$67,234,944	$60,276,893	$60,573,852

The accompanying notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Shareholders' Investment

(dollars in thousands except per share data)

Year Ended December 31	2012	2011	2010
Common Shares:			
Beginning of Year			
Shares: 2012: 1,638,870,201; 2011: 1,619,689,876; 2010: 1,612,683,987	$ 9,817,134	$ 8,744,703	$ 8,257,873
Issued under incentive stock programs			
Shares: 2012: 37,060,283; 2011: 19,180,325; 2010: 7,005,889	1,853,574	954,148	316,071
Share-based compensation	434,601	382,326	388,493
Issuance of restricted stock awards	(350,757)	(264,043)	(217,734)
End of Year			
Shares: 2012: 1,675,930,484; 2011: 1,638,870,201; 2010: 1,619,689,876	$11,754,552	$ 9,817,134	$ 8,744,703
Common Shares Held in Treasury:			
Beginning of Year			
Shares: 2012: 68,491,382; 2011: 72,705,928; 2010: 61,516,398	$ (3,687,478)	$ (3,916,823)	$ (3,310,347)
Issued under incentive stock programs			
Shares: 2012: 6,691,748; 2011: 4,638,841; 2010: 4,166,200	362,764	249,876	224,237
Purchased			
Shares: 2012: 37,463,358; 2011: 424,295; 2010: 15,355,730	(2,266,195)	(20,531)	(830,713)
End of Year			
Shares: 2012: 99,262,992; 2011: 68,491,382; 2010: 72,705,928	$ (5,590,909)	$ (3,687,478)	$ (3,916,823)
Earnings Employed in the Business:			
Beginning of Year	$20,907,362	$19,215,768	$17,342,694
Net earnings	5,962,920	4,728,449	4,626,172
Cash dividends declared on common shares			
(per share — 2012: $1.67; 2011: $1.92; 2010: $1.76)	(2,649,866)	(3,011,631)	(2,731,584)
Effect of common and treasury share transactions	(69,420)	(25,224)	(21,514)
End of Year	$24,150,996	$20,907,362	$19,215,768
Accumulated Other Comprehensive Income (Loss):			
Beginning of Year	$ (2,597,185)	$ (1,366,846)	$ 854,074
Other comprehensive income (loss)	(996,493)	(1,230,339)	(2,220,920)
End of Year	$ (3,593,678)	$ (2,597,185)	$ (1,366,846)
Noncontrolling Interests in Subsidiaries:			
Beginning of Year	$ 86,312	$ 88,329	$ 43,102
Noncontrolling Interests' share of income,			
business combinations, net of distributions and share repurchases	5,959	(2,017)	45,227
End of Year	$ 92,271	$ 86,312	$ 88,329

The accompanying notes to consolidated financial statements are an integral part of this statement.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Nature of Business — Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products.

In October 2011, Abbott announced a plan to separate into two publicly traded companies, one in diversified medical products and the other in research-based pharmaceuticals. To accomplish the separation, Abbott created a new company, AbbVie Inc. for its research-based pharmaceuticals business which consists primarily of Abbott's Proprietary Pharmaceutical Products segment. On January 1, 2013, Abbott distributed all of the outstanding shares of AbbVie Inc. to Abbott's shareholders. As a result of the distribution, AbbVie is now an independent company trading under the symbol "ABBV". Beginning in the first quarter of 2013, the historical results of the research-based pharmaceuticals business will be reflected in Abbott's consolidated financial statements as discontinued operations.

Concentration of Risk and Guarantees — Due to the nature of its operations, Abbott is not subject to significant concentration risks relating to customers, products or geographic locations, except that three U.S. wholesalers accounted for 23 percent of trade receivables as of December 31, 2012 and 2010 and 22 percent of trade receivables as of December 31, 2011. In addition, governmental accounts in Italy, Spain, Greece and Portugal accounted for 16 percent, 23 percent, and 21 percent of total net trade receivables as of December 31, 2012, 2011, and 2010, respectively. Product warranties are not significant.

Abbott has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. Abbott has periodically entered into agreements in the ordinary course of business, such as assignment of product rights, with other companies which has resulted in Abbott becoming secondarily liable for obligations that Abbott was previously primarily liable. Since Abbott no longer maintains a business relationship with the other parties, Abbott is unable to develop an estimate of the maximum potential amount of future payments, if any, under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

Basis of Consolidation and Change in Accounting Principle — Prior to January 1, 2011, the accounts of foreign subsidiaries were consolidated based on a fiscal year ended November 30 due to the time needed to consolidate these subsidiaries. Effective January 1, 2011, the one month lag in the consolidation of the accounts of foreign subsidiaries was eliminated and the year-end of foreign subsidiaries was changed to December 31. Abbott believes that the change in accounting principle related to the elimination of the one month reporting lag is preferable because it results in more contemporaneous reporting of the results of foreign subsidiaries. In accordance with applicable accounting literature, a change in subsidiaries' year-end is treated as a change in accounting principle and requires retrospective application. The cumulative effect of the change was an increase in retained earnings of $289 million as of January 1, 2009 and a corresponding decrease in other long-term liabilities. The impact of the change was not material to the results of operations for the previously reported annual and interim periods after January 1, 2009, and thus, those results have not been revised. A charge of $137 million was recorded to Other (income) expense, net in 2011 to recognize the cumulative immaterial impacts to 2009 and 2010. Had the financial statements been revised, net sales, operating earnings and net earnings in 2010 would have decreased by $21 million, $195 million and $175 million, respectively.

Use of Estimates — The financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for sales rebates, income taxes, pension and other post-employment benefits, valuation of intangible assets, litigation, derivative financial instruments, and inventory and accounts receivable exposures.

Revenue Recognition — Revenue from product sales is recognized upon passage of title and risk of loss to customers. Provisions for discounts, rebates and sales incentives to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Revenue from the launch of a new product, from an improved version of an existing product, or for shipments in excess of a customer's normal requirements are recorded when the conditions noted above are met. In those situations, management records a returns reserve for such revenue, if necessary. In certain of Abbott's businesses, primarily within diagnostics and medical optics, Abbott participates in selling arrangements that include multiple deliverables (e.g., instruments, reagents, procedures, and service agreements). Under these arrangements, Abbott recognizes revenue upon delivery of the product or performance of the service and allocates the revenue based on the relative selling price of each deliverable, which is based primarily on vendor specific objective evidence. Sales of product rights for marketable products are recorded as revenue upon disposition of the rights. Revenue from license of product rights, or for performance of research or selling activities, is recorded over the periods earned.

Income Taxes — Deferred income taxes are provided for the tax effect of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate to be in effect when the taxes are paid. U.S. income taxes are provided on those earnings of foreign subsidiaries which are intended to be remitted to the parent company. Deferred income taxes are not provided on undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment. Interest and penalties on income tax obligations are included in taxes on income.

Earnings Per Share — Unvested restricted stock that contain non-forfeitable rights to dividends are treated as participating securities and are included in the computation of earnings per share under the two-class method. Under the two-class method, net earnings are allocated between common shares and participating securities. Net earnings allocated to common shares in 2012, 2011 and 2010 were $5.917 billion, $4.714 billion and $4.613 billion, respectively.

Pension and Post-Employment Benefits — Abbott accrues for the actuarially determined cost of pension and post-employment benefits over the service attribution periods of the employees. Abbott must develop long-term assumptions, the most significant of which are the

Notes to Consolidated Financial Statements

health care cost trend rates, discount rates and the expected return on plan assets. Differences between the expected long-term return on plan assets and the actual return are amortized over a five-year period. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method.

Fair Value Measurements — For assets and liabilities that are measured using quoted prices in active markets, total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using a fair value model, such as a discounted cash flow model or Black-Scholes model. Purchased intangible assets are recorded at fair value. The fair value of significant purchased intangible assets is based on independent appraisals. Abbott uses a discounted cash flow model to value intangible assets. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, the cost of capital, terminal values and market participants. Intangible assets, goodwill and indefinite-lived intangible assets are reviewed for impairment at least on a quarterly and annual basis, respectively.

Share-Based Compensation — The value of stock options and restricted stock awards and units are amortized over their service period, which could be shorter than the vesting period if an employee is retirement eligible, with a charge to compensation expense.

Litigation — Abbott accounts for litigation losses in accordance with FASB ASC No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. Legal fees are recorded as incurred.

Cash, Cash Equivalents and Investments — Cash equivalents consist of bank time deposits and U.S. treasury bills with original maturities of three months or less. Investments in marketable equity securities and certain investments in debt securities are classified as available-for-sale and are recorded at fair value with any unrealized holding gains or losses, net of tax, included in Accumulated other comprehensive income (loss). Investments in equity securities that are not traded on public stock exchanges are recorded at cost. Investments in other debt securities are classified as held-to-maturity, as management has both the intent and ability to hold these securities to maturity, and are reported at cost, net of any unamortized premium or discount. Income relating to these securities is reported as interest income.

Abbott reviews the carrying value of investments each quarter to determine whether an other than temporary decline in market value exists. Abbott considers factors affecting the investee, factors affecting the industry the investee operates in and general equity market trends. Abbott considers the length of time an investment's market value has been below carrying value and the near-term prospects for recovery to carrying value. When Abbott determines that an other than temporary decline has occurred, the investment is written down with a charge to Other (income) expense, net.

Trade Receivable Valuations — Accounts receivable are stated at their net realizable value. The allowance against gross trade receivables reflects the best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Accounts receivable are charged off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

Inventories — Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

Property and Equipment — Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Buildings	10 to 50 years (average 27 years)
Equipment	3 to 20 years (average 11 years)

Product Liability — Abbott accrues for product liability claims, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The liabilities are adjusted quarterly as additional information becomes available. Receivables for insurance recoveries for product liability claims are recorded as assets, on an undiscounted basis, when it is probable that a recovery will be realized. Product liability losses are self-insured.

Research and Development Costs — Internal research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved.

Acquired In-Process and Collaborations Research and Development (IPR&D) — The initial costs of rights to IPR&D projects obtained in an asset acquisition are expensed as IPR&D unless the project has an alternative future use. These costs include initial payments incurred prior to regulatory approval in connection with research and development collaboration agreements that provide rights to develop, manufacture, market and/or sell pharmaceutical products. The fair value of IPR&D projects acquired in a business combination are capitalized and accounted for as indefinite-lived intangible assets.

Note 2 — Supplemental Financial Information

(dollars in millions)

Long-term Investments:	2012	2011	2010
Equity securities	$213	$317	$240
Other	61	61	62
Total	$274	$378	$302

The loss on the extinguishment of debt of $1.35 billion relates to the early redemption of $7.7 billion of long-term notes. The loss consists of the premium paid on the notes and the write off of deferred financing costs totaling $1.83 billion and was partially offset by a gain of $479 million related to the unwinding of interest rate swaps related to a portion of the debt. Other (income) expense, net, for 2012 includes

Notes to Consolidated Financial Statements

income of approximately $60 million from the resolution of a contractual agreement and a loss of approximately $62 million for the impairment of certain equity securities. As discussed in Note 1, Other (income) expense, net, for 2011 includes a charge of $137 million to recognize the cumulative immaterial impacts to 2009 and 2010 relating to the change in year end for foreign subsidiaries. In addition, Other (income) expense, net, for 2011 includes $56 million of fair value adjustments and accretion in the contingent consideration related to the acquisition of Solvay's pharmaceutical business. Other (income) expense, net, for 2012, 2011 and 2010 also includes ongoing contractual payments from Takeda associated with the conclusion of the TAP joint venture.

(dollars in millions)

Other Accrued Liabilities:	2012	2011	2010
Accrued rebates payable to government agencies	$1,020	$1,049	$ 900
Accrued other rebates (a)	1,079	1,030	862
All other (b)	4,689	5,776	4,253
Total	$6,788	$7,855	$6,015

(a) Accrued wholesaler chargeback rebates of $300, $239 and $216 at December 31, 2012, 2011 and 2010, respectively, are netted in trade receivables because Abbott's customers are invoiced at a higher catalog price but only remit to Abbott their contract price for the products. The 2011 balances have been revised to reflect a reclassification of certain amounts from Accrued other rebates to All other.

(b) 2011 includes $1,509 related to a previously disclosed government investigation and $400 for acquired in-process research and development. 2012, 2011 and 2010 includes acquisition consideration payable of $400 related to the acquisition of Piramal Healthcare Limited's Healthcare Solutions business.

(dollars in millions)

Post-employment Obligations and Other Long-term Liabilities:	2012	2011	2010
Defined benefit pension plans and post-employment medical and dental plans for significant plans	$4,557	$3,301	$2,425
Deferred income taxes	710	703	1,112
All other (c)	3,789	4,227	4,486
Total	$9,056	$8,231	$8,023

(c) 2012, 2011 and 2010 includes acquisition consideration payable of $385, $770 and $1,150, respectively, related to the acquisition of Piramal Healthcare Limited's Healthcare Solutions business.

The judgment entered by the U.S. District Court for the Eastern District of Texas against Abbott in its litigation with New York University and Centocor, Inc. required Abbott to secure the judgment in the event that its appeal to the Federal Circuit court was unsuccessful in overturning the district court's decision. In the first quarter of 2010, Abbott deposited $1.87 billion with an escrow agent and considered these assets to be restricted. On February 23, 2011, the Federal Circuit reversed the district court's final judgment and found Centocor's patent invalid. On April 25, 2011 Centocor petitioned the Federal Circuit to rehear and reconsider the decision. In June 2011 the Federal Circuit denied Centocor's petition and the restrictions on the funds were lifted.

Note 3 — Financial Instruments, Derivatives and Fair Value Measures

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts, totaling $1.6 billion at December 31, 2012 and 2011 and $1.3 billion at December 31, 2010 are designated as cash flow hedges of the variability of the cash flows due to changes in foreign exchange rates and are recorded at fair value. Accumulated gains and losses as of December 31, 2012 will be included in Cost of products sold at the time the products are sold, generally through the next twelve months. The amount of hedge ineffectiveness was not significant in 2012, 2011 and 2010.

Abbott enters into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated third-party trade payables and receivables, and for intercompany loans and trade accounts payable where the receivable or payable is denominated in a currency other than the functional currency of the entity. For intercompany loans, the contracts require Abbott to sell or buy foreign currencies, primarily European currencies and Japanese yen, in exchange for primarily U.S. dollars and other European currencies. For intercompany and trade payables and receivables, the currency exposures are primarily the U.S. dollar, European currencies and Japanese yen. At December 31, 2012, 2011 and 2010, Abbott held $18.2 billion, $15.7 billion and $10.8 billion, respectively, of such foreign currency forward exchange contracts.

Abbott has designated foreign denominated short-term debt as a hedge of the net investment in a foreign subsidiary of approximately $615 million, $680 million and $650 million as of December 31, 2012, 2011 and 2010, respectively. Accordingly, changes in the fair value of this debt due to changes in exchange rates are recorded in Accumulated other comprehensive income (loss), net of tax.

Abbott is a party to interest rate hedge contracts totaling $9.5 billion, $6.8 billion and $7.3 billion at December 31, 2012, 2011 and 2010, respectively, to manage its exposure to changes in the fair value of fixed-rate debt. These contracts are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The effect of the hedge is to change a fixed-rate interest obligation to a variable rate for that portion of the debt. Abbott records the contracts at fair value and adjusts the carrying amount of the fixed-rate debt by an offsetting amount. No hedge ineffectiveness was recorded in income in 2012, 2011 and 2010 for these hedges.

Gross unrealized holding gains on available-for-sale equity securities totaled $51 million, $64 million and $40 million at December 31, 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

The following table summarizes the amounts and location of certain derivative financial instruments as of December 31:

(dollars in millions)	Fair Value — Assets				Fair Value — Liabilities			
	2012	2011	2010	Balance Sheet Caption	2012	2011	2010	Balance Sheet Caption
Interest rate swaps designated as fair value hedges	$185	$598	$138	Deferred income taxes and other assets	$ 80	$ —	$ 36	Post-employment obligations and other long-term liabilities
Foreign currency forward exchange contracts —								
Hedging instruments	22	115	16	Other prepaid	11	2	10	Other accrued
Others not designated as hedges	98	165	109	expenses and receivables	135	179	120	liabilities
Debt designated as a hedge of net investment in a foreign subsidiary	—	—	—	n/a	615	680	650	Short-term borrowings
	$305	$878	$263		$841	$861	$816	

The following table summarizes the activity for foreign currency forward exchange contracts designated as cash flow hedges, debt designated as a hedge of net investment in a foreign subsidiary and the amounts and location of income (expense) and gain (loss) reclassified into income and for certain other derivative financial instruments. The amount of hedge ineffectiveness was not significant in 2012, 2011 and 2010 for these hedges.

(dollars in millions)	Gain (loss) Recognized in Other Comprehensive Income (loss)			Income (expense) and Gain (loss) Reclassified into Income			
	2012	2011	2010	2012	2011	2010	Income Statement Caption
Foreign currency forward exchange contracts designated as cash flow hedges	$ 2	$ 65	$170	$138	$ (26)	$ 63	Cost of products sold
Debt designated as a hedge of net investment in a foreign subsidiary	65	(30)	(75)	—	—	—	n/a
Interest rate swaps designated as fair value hedges	n/a	n/a	n/a	62	488	248	Interest expense
Foreign currency forward exchange contracts not designated as hedges	n/a	n/a	n/a	108	(11)	155	Net foreign exchange (gain) loss

The interest rate swaps are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The hedged debt is marked to market, offsetting the effect of marking the interest rate swaps to market.

The carrying values and fair values of certain financial instruments as of December 31 are shown in the table below. The carrying values of all other financial instruments approximate their estimated fair values. The counterparties to financial instruments consist of select major international financial institutions. Abbott does not expect any losses from nonperformance by these counterparties.

(dollars in millions)	2012		2011		2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term Investment Securities:						
Equity securities	$ 213	$ 213	$ 317	$ 317	$ 240	$ 240
Other	61	56	61	42	62	43
Total Long-term Debt	(18,394)	(19,588)	(13,067)	(15,129)	(14,568)	(15,723)
Foreign Currency Forward Exchange Contracts:						
Receivable position	120	120	280	280	125	125
(Payable) position	(146)	(146)	(181)	(181)	(130)	(130)
Interest Rate Hedge Contracts:						
Receivable position	185	185	598	598	146	146
(Payable) position	(80)	(80)	—	—	(36)	(36)

Notes to Consolidated Financial Statements

The following table summarizes the bases used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet:

(dollars in millions)		Basis of Fair Value Measurement		
December 31, 2012:	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Equity securities	$ 76	$76	$ —	$ —
Interest rate swap financial instruments	185	—	185	—
Foreign currency forward exchange contracts	120	—	120	—
Total Assets	$ 381	$76	$ 305	$ —
Fair value of hedged long-term debt	$ 9,632	$—	$9,632	$ —
Interest rate swap financial instruments	80	—	80	—
Foreign currency forward exchange contracts	146	—	146	—
Contingent consideration related to business combinations	323	—	—	323
Total Liabilities	$10,181	$—	$9,858	$323
December 31, 2011:				
Equity securities	$ 93	$93	$ —	$ —
Interest rate swap financial instruments	598	—	598	—
Foreign currency forward exchange contracts	280	—	280	—
Total Assets	$ 971	$93	$ 878	$ —
Fair value of hedged long-term debt	$ 7,427	$—	$7,427	$ —
Foreign currency forward exchange contracts	181	—	181	—
Contingent consideration related to business combinations	423	—	—	423
Total Liabilities	$ 8,031	$—	$7,608	$423
December 31, 2010:				
Equity securities	$ 75	$75	$ —	$ —
Interest rate swap financial instruments	146	—	146	—
Foreign currency forward exchange contracts	125	—	125	—
Total Assets	$ 346	$75	$ 271	$ —
Fair value of hedged long-term debt	$ 7,444	$—	$7,444	$ —
Interest rate swap financial instruments	36	—	36	—
Foreign currency forward exchange contracts	130	—	130	—
Contingent consideration related to business combinations	365	—	—	365
Total Liabilities	$ 7,975	$—	$7,610	$365

The fair value of the debt was determined based on the face value of the debt adjusted for the fair value of the interest rate swaps, which is based on a discounted cash flow analysis. The fair value of the contingent consideration was determined based on an independent appraisal adjusted for the time value of money, exchange and other changes in fair value.

Notes to Consolidated Financial Statements

Note 4 — Post-Employment Benefits

Retirement plans consist of defined benefit, defined contribution and medical and dental plans. Information for Abbott's major defined benefit plans and post-employment medical and dental benefit plans is as follows:

(dollars in millions)	Defined Benefit Plans			Medical and Dental Plans		
	2012	2011	2010	2012	2011	2010
Projected benefit obligations, January 1	$ 8,963	$ 8,606	$ 6,852	$ 1,657	$ 1,673	$ 1,705
Service cost — benefits earned during the year	376	332	288	61	55	60
Interest cost on projected benefit obligations	447	446	421	81	88	101
Losses (gains), primarily changes in discount rates, plan design changes, law changes and differences between actual and estimated health care costs	1,412	608	565	148	(104)	(153)
Benefits paid	(302)	(294)	(289)	(63)	(62)	(74)
Acquisition of Solvay's pharmaceuticals business	—	—	1,045	—	—	28
Settlement	—	(776)	—	—	—	—
Other, primarily foreign currency translation	108	41	(276)	5	7	6
Projected benefit obligations, December 31	$11,004	$ 8,963	$ 8,606	$ 1,889	$ 1,657	$ 1,673
Plans' assets at fair value, January 1	$ 6,961	$ 7,451	$ 5,812	$ 389	$ 396	$ 341
Actual return on plans' assets	878	29	782	48	5	55
Company contributions	379	394	525	40	40	74
Benefits paid	(302)	(294)	(289)	(60)	(52)	(74)
Acquisition of Solvay's pharmaceuticals business	—	—	763	—	—	—
Settlement	—	(776)	—	—	—	—
Other, primarily foreign currency translation	33	157	(142)	—	—	—
Plans' assets at fair value, December 31	$ 7,949	$ 6,961	$ 7,451	$ 417	$ 389	$ 396
Projected benefit obligations greater than plans' assets, December 31	$ (3,055)	$(2,002)	$(1,155)	$(1,472)	$(1,268)	$(1,277)
Long-term assets	$ 69	$ 66	$ 27	$ —	$ —	$ —
Short-term liabilities	(39)	(35)	(34)	—	—	—
Long-term liabilities	(3,085)	(2,033)	(1,148)	(1,472)	(1,268)	(1,277)
Net liability	$ (3,055)	$(2,002)	$(1,155)	$(1,472)	$(1,268)	$(1,277)
Amounts Recognized in Accumulated Other Comprehensive Income (loss):						
Actuarial losses, net	$ 4,742	$ 3,822	$ 2,879	$ 701	$ 601	$ 713
Prior service cost (credits)	71	25	30	(322)	(364)	(406)
Total	$ 4,813	$ 3,847	$ 2,909	$ 379	$ 237	$ 307

The projected benefit obligations for non-U.S. defined benefit plans was $3.1 billion, $2.3 billion and $3.0 billion at December 31, 2012, 2011 and 2010, respectively. The accumulated benefit obligations for all defined benefit plans was $9.4 billion, $7.7 billion and $7.5 billion at December 31, 2012, 2011 and 2010, respectively. For plans where the accumulated benefit obligations exceeded plan assets at December 31, 2012, 2011 and 2010, the aggregate accumulated benefit obligations were $7.9 billion, $6.7 billion and $2.0 billion, respectively; the projected benefit obligations were $9.3 billion, $7.9 billion and $2.2 billion, respectively; and the aggregate plan assets were $6.2 billion, $5.8 billion and $1.1 billion, respectively.

In connection with the separation of AbbVie from Abbott on January 1, 2013, Abbott will transfer certain liabilities and assets of both defined benefit pension plans and medical and dental plans. The estimated amount of the accumulated benefit obligations, projected benefit obligations, fair value of assets and deferred gains and losses to be assumed by AbbVie are $3.9 billion, $4.5 billion, $3.1 billion and $1.9 billion, respectively, for defined benefit plans. The estimated amount of the accumulated benefit obligations and deferred gains and losses to be assumed by AbbVie are $501 million and $114 million, respectively, for medical and dental plans.

During 2011, $776 million of assets and liabilities of a plan sponsored by Abbott Healthcare BV, a Dutch subsidiary of Abbott Laboratories, were irrevocably transferred to a Dutch insurance company in full settlement of that plan. The assets were used to purchase an annuity contract to fulfill the plan's obligations.

(dollars in millions)	Defined Benefit Plans			Medical and Dental Plans		
	2012	2011	2010	2012	2011	2010
Service cost — benefits earned during the year	$ 376	$ 332	$ 288	$ 61	$ 55	$ 60
Interest cost on projected benefit obligations	447	446	421	81	88	101
Expected return on plans' assets	(611)	(608)	(571)	(33)	(34)	(31)
Settlement	—	40	—	—	—	—
Amortization of actuarial losses	235	163	136	34	38	38
Amortization of prior service cost (credits)	4	4	4	(42)	(42)	(22)
Total cost	$ 451	$ 377	$ 278	$101	$105	$146

Notes to Consolidated Financial Statements

Other comprehensive income (loss) for 2012 includes amortization of actuarial losses and prior service cost of $235 million and $4 million, respectively, and net actuarial losses of $1.2 billion for defined benefit plans and amortization of actuarial losses and prior service credits of $34 million and $42 million, respectively, and net actuarial losses of $134 million for medical and dental plans. Other comprehensive income (loss) for 2011 includes amortization of actuarial losses and prior service cost of $163 million and $4 million, respectively, and net actuarial losses of $1.1 billion for defined benefit plans and amortization of actuarial losses and prior service credits of $38 million and $42 million, respectively, and net actuarial gains of $66 million for medical and dental plans. Other comprehensive income (loss) for 2010 includes amortization of actuarial losses and prior service cost of $136 million and $4 million, respectively, and net actuarial losses of $305 million for defined benefit plans and amortization of actuarial losses and prior service credits of $38 million and $22 million, respectively, and net actuarial gains of $177 million for medical and dental plans. The pretax amount of actuarial losses and prior service cost (credits) included in Accumulated other comprehensive income (loss) at December 31, 2012 that is expected to be recognized in the net periodic benefit cost in 2013 is $175 million and $5 million, respectively, for defined benefit pension plans and $25 million and $(23) million, respectively, for medical and dental plans.

The weighted average assumptions used to determine benefit obligations for defined benefit plans and medical and dental plans are as follows:

	2012	2011	2010
Discount rate	4.3%	5.0%	5.4%
Expected aggregate average long-term change in compensation	5.3%	5.3%	5.1%

The weighted average assumptions used to determine the net cost for defined benefit plans and medical and dental plans are as follows:

	2012	2011	2010
Discount rate	5.0%	5.4%	5.8%
Expected return on plan assets	8.0%	7.8%	7.8%
Expected aggregate average long-term change in compensation	5.3%	5.1%	4.9%

The assumed health care cost trend rates for medical and dental plans at December 31 were as follows:

	2012	2011	2010
Health care cost trend rate assumed for the next year	7 %	7 %	7 %
Rate that the cost trend rate gradually declines to	5 %	5 %	5 %
Year that rate reaches the assumed ultimate rate	2019	2019	2016

The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and is a forward projection of health care costs as of the measurement date. A one-percentage point increase/(decrease) in the assumed health care cost trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 2012, by $274 million/$(222) million, and the total of the service and interest cost components of net post-employment health care cost for the year then ended by approximately $24 million/$(19) million.

The following table summarizes the bases used to measure defined benefit plans' assets at fair value:

(dollars in millions)		Basis of Fair Value Measurement		
	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2012:				
Equities:				
U.S. large cap (a)	$1,731	$1,731	$ —	$ —
U.S. mid cap (b)	461	140	321	—
International (c)	1,558	677	881	—
Fixed income securities:				
U.S. government securities (d)	843	545	298	—
Corporate debt instruments (e)	704	427	277	—
Non-U.S. government securities (f)	373	101	272	—
Other (g)	23	18	5	—
Absolute return funds (h)	1,941	425	825	691
Commodities (i)	208	9	161	38
Other (j)	107	104	—	3
	$7,949	$4,177	$3,040	$732
December 31, 2011:				
Equities:				
U.S. large cap (a)	$1,470	$1,449	$ 21	$ —
U.S. mid cap (b)	423	152	271	—
International (c)	1,217	485	732	—
Fixed income securities:				
U.S. government securities (d)	857	370	487	—
Corporate debt instruments (e)	527	223	304	—
Non-U.S. government securities (f)	450	228	222	—
Other (g)	45	21	24	—
Absolute return funds (h)	1,709	334	751	624
Commodities (i)	183	8	165	10
Other (j)	80	78	—	2
	$6,961	$3,348	$2,977	$636
December 31, 2010:				
Equities:				
U.S. large cap (a)	$1,523	$1,499	$ 24	$ —
U.S. mid cap (b)	437	162	275	—
International (c)	1,552	758	794	—
Fixed income securities:				
U.S. government securities (d)	793	355	438	—
Corporate debt instruments (e)	524	237	286	1
Non-U.S. government securities (f)	758	172	586	—
Other (g)	40	20	19	1
Absolute return funds (h)	1,426	258	582	586
Commodities (i)	242	5	234	3
Other (j)	156	156	—	—
	$7,451	$3,622	$3,238	$591

Notes to Consolidated Financial Statements

(a) A mix of index funds that track the S&P 500 (50 percent in 2012 and 45 percent in 2011 and 2010) and separate actively managed equity accounts that are benchmarked to the Russell 1000 (50 percent in 2012 and 55 percent in 2011 and 2010).

(b) A mix of index funds (75 percent) and separate actively managed equity accounts (25 percent) that track or are benchmarked to the S&P 400 midcap index.

(c) Primarily separate actively managed pooled investment accounts that are benchmarked to the MSCI and MSCI emerging market indices.

(d) Index funds not actively managed (50 percent in 2012 and 45 percent in 2011 and 2010) and separate actively managed accounts (50 percent in 2012 and 55 percent in 2011 and 2010).

(e) Index funds not actively managed (20 percent in 2012, 40 percent in 2011 and 15 percent in 2010) and separate actively managed accounts (80 percent in 2012, 60 percent in 2011 and 85 percent in 2010).

(f) Primarily United Kingdom, Japan and Irish government-issued bonds.

(g) Primarily mortgage backed securities.

(h) Primarily funds invested by managers that have a global mandate with the flexibility to allocate capital broadly across a wide range of asset classes and strategies including, but not limited to equities, fixed income, commodities, interest rate futures, currencies and other securities to outperform an agreed upon benchmark with specific return and volatility targets.

(i) Primarily investments in liquid commodity future contracts and private energy funds.

(j) Primarily cash and cash equivalents.

Equities that are valued using quoted prices are valued at the published market prices. Equities in a common collective trust or a registered investment company that are valued using significant other observable inputs are valued at the net asset value (NAV) provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities. Fixed income securities that are valued using significant other observable inputs are valued at prices obtained from independent financial service industry-recognized vendors. Absolute return funds and commodities are valued at the NAV provided by the fund administrator. Private energy funds are valued at the NAV provided by the partnership on a one-quarter lag adjusted for known cash flows and significant events through the reporting date.

The following table summarizes the change in the value of assets that are measured using significant unobservable inputs:

(dollars in millions)	2012	2011	2010
January 1	$636	$591	$530
Transfers in (out of) from other categories	2	(1)	(37)
Actual return on plan assets:			
Assets on hand at year end	59	(14)	41
Assets sold during the year	(4)	(1)	(2)
Purchases, sales and settlements, net	39	61	59
December 31	$732	$636	$591

The investment mix of equity securities, fixed income and other asset allocation strategies is based upon achieving a desired return, balancing higher return, more volatile equity securities, and lower return, less volatile fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes, and in the case of fixed income securities, maturities and credit quality. The plans do not directly hold any securities of Abbott. There are no known significant concentrations of risk in the plans' assets. Abbott's medical and dental plans' assets are invested in a similar mix as the pension plan assets.

The plans' expected return on assets, as shown above is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

Abbott funds its domestic pension plans according to IRS funding limitations. International pension plans are funded according to similar regulations. Abbott funded $379 million in 2012, $394 million in 2011 and $525 million in 2010 to defined pension plans. Abbott expects pension funding for its main domestic pension plan of $170 million in 2013. The projected decrease reflects the separation of AbbVie from Abbott and the transfer of certain assets and liabilities to AbbVie.

Total benefit payments expected to be paid to participants, giving effect to the separation of AbbVie from Abbott, which includes payments funded from company assets as well as paid from the plans, are as follows:

(dollars in millions)	Defined Benefit Plans	Medical and Dental Plans
2013	$ 173	$ 78
2014	183	80
2015	197	83
2016	211	87
2017	224	90
2018 to 2022	1,367	510

The Abbott Stock Retirement Plan is the principal defined contribution plan. Abbott's contributions to this plan were $150 million in 2012, $151 million in 2011 and $147 million in 2010.

Abbott provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

Note 5 — Taxes on Earnings

Taxes on earnings reflect the annual effective rates, including charges for interest and penalties. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. The $620 million domestic loss before taxes in 2012 includes Abbott's $1.35 billion net loss on the early extinguishment of debt and approximately $395 million of separation related expenses. U.S. income taxes are provided on those earnings of foreign subsidiaries which are intended to be remitted to the parent company. Abbott does not record deferred income taxes on earnings reinvested indefinitely in foreign subsidiaries. Undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment aggregated $40.0 billion at December 31, 2012. It is not practicable to determine the amount of deferred income taxes not provided on these earnings. In the U.S., Abbott's federal income tax returns through 2009 are settled except for one item, and the income tax returns for years after 2009 are open. There are numerous other income tax jurisdictions for which tax returns are not yet settled, none of which are individually significant. Reserves for interest and penalties are not significant.

Notes to Consolidated Financial Statements

Earnings before taxes, and the related provisions for taxes on earnings, were as follows:

(dollars in millions)

Earnings Before Taxes:	2012	2011	2010
Domestic	$ (620)	$ 364	$ (275)
Foreign	6,883	4,835	5,988
Total	$ 6,263	$ 5,199	$ 5,713

Taxes on Earnings:	2012	2011	2010
Current:			
Domestic	$ 198	$ (586)	$ 1,462
Foreign	1,230	1,187	835
Total current	1,428	601	2,297
Deferred:			
Domestic	(483)	162	(1,068)
Foreign	(645)	(293)	(142)
Total deferred	(1,128)	(131)	(1,210)
Total	$ 300	$ 470	$ 1,087

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2012	2011	2010
Statutory tax rate on earnings	35.0%	35.0%	35.0%
Benefit of lower foreign tax rates and tax exemptions	(24.9)	(22.9)	(19.4)
Resolution of certain tax positions pertaining to prior years	(6.5)	(11.2)	–
Effect of non-deductible litigation reserve	0.6	9.1	–
State taxes, net of federal benefit	0.1	(0.4)	0.4
All other, net	0.5	(0.6)	3.0
Effective tax rate on earnings	4.8%	9.0%	19.0%

As of December 31, 2012, 2011 and 2010, total deferred tax assets were $7.4 billion, $6.3 billion and $6.1 billion, respectively, and total deferred tax liabilities were $2.6 billion, $2.9 billion and $3.0 billion, respectively. Abbott has incurred losses in a foreign jurisdiction where realization of the future economic benefit is so remote that the benefit is not reflected as a deferred tax asset. Valuation allowances for recorded deferred tax assets were not significant. The tax effect of the differences that give rise to deferred tax assets and liabilities were as follows:

(dollars in millions)	2012	2011	2010
Compensation and employee benefits	$ 1,936	$ 1,658	$ 1,327
Trade receivable reserves	557	492	525
Inventory reserves	211	212	293
Deferred intercompany profit	1,095	711	255
State income taxes	197	227	233
Depreciation	(75)	(164)	(64)
Acquired in-process research and development and other accruals and reserves not currently deductible	3,278	2,886	3,401
Other, primarily the excess of book basis over tax basis of intangible assets	(2,447)	(2,636)	(2,905)
Total	$ 4,752	$ 3,386	$ 3,065

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities or additions to deferred tax assets and liabilities if such unrecognized tax benefits were settled.

(dollars in millions)	2012	2011	2010
January 1	$2,123	$2,724	$2,172
Increase due to current year tax positions	673	588	635
Increase due to prior year tax positions	62	282	171
Decrease due to prior year tax positions	(438)	(824)	(94)
Settlements	(163)	(647)	(160)
December 31	$2,257	$2,123	$2,724

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is approximately $2.0 billion. Abbott believes that it is reasonably possible that the recorded amount of gross unrecognized tax benefits may decrease by $550 million to $650 million, including cash adjustments, within the next twelve months as a result of concluding various domestic and international tax matters.

Note 6 — Segment and Geographic Area Information

Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products. Abbott's products are generally sold directly to retailers, wholesalers, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world. Effective January 1, 2012, certain international operations were transferred from the Established Pharmaceutical Products segment to the Proprietary Pharmaceutical Products segment. The segment information below has been adjusted to reflect this reorganization. Abbott's reportable segments are as follows:

Proprietary Pharmaceutical Products—Worldwide sales of a broad line of proprietary pharmaceutical products.

Established Pharmaceutical Products—International sales of a broad line of branded generic pharmaceutical products.

Nutritional Products—Worldwide sales of a broad line of adult and pediatric nutritional products.

Diagnostic Products—Worldwide sales of diagnostic systems and tests for blood banks, hospitals, commercial laboratories and alternate-care testing sites. For segment reporting purposes, the Core Laboratories Diagnostics, Molecular Diagnostics, Point of Care and Ibis diagnostic divisions are aggregated and reported as the Diagnostic Products segment.

Vascular Products—Worldwide sales of coronary, endovascular, structural heart, vessel closure and other medical device products.

Non-reportable segments include the Diabetes Care and Medical Optics segments.

Abbott's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. Intersegment transfers of inventory are recorded at standard cost and are not a measure of segment operating earnings. The cost of some corporate functions and the cost of certain

Notes to Consolidated Financial Statements

employee benefits are charged to segments at predetermined rates that approximate cost. Remaining costs, if any, are not allocated to segments. For acquisitions prior to 2006, substantially all intangible assets and related amortization are not allocated to segments. In addition, no intangible assets or related amortization are allocated to the Established Pharmaceutical Products segment. The following segment information has been prepared in accordance with the internal accounting policies of Abbott, as described above, and are not presented in accordance with generally accepted accounting principles applied to the consolidated financial statements.

(dollars in millions)	Net Sales to External Customers (a)			Operating Earnings (a)			Depreciation and Amortization			Additions to Long-term Assets			Total Assets		
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Proprietary Pharmaceuticals	$18,012	$17,080	$15,389	$ 7,948	$ 7,202	$6,592	$ 622	$ 639	$ 553	$ 256	$ 168	$2,779	$12,026	$10,974	$11,421
Established Pharmaceuticals (b)	5,121	5,355	4,461	1,237	1,254	938	156	169	148	237	183	2,804	5,704	6,986	6,730
Nutritionals	6,471	6,006	5,532	1,019	797	777	191	183	177	458	205	163	3,583	3,241	3,244
Diagnostics	4,292	4,126	3,794	804	766	559	315	339	244	349	409	319	3,907	3,429	3,462
Vascular	3,071	3,333	3,194	902	980	910	195	233	252	69	148	528	5,301	5,272	5,390
Total Reportable Segments	36,967	35,900	32,370	$11,910	$10,999	$9,776	$1,479	$1,563	$1,374	$1,369	$1,113	$6,593	$30,521	$29,902	$30,247
Other	2,907	2,951	2,797												
Net Sales	$39,874	$38,851	$35,167												

(a) Net sales and operating earnings were unfavorably affected by the relatively stronger U.S. dollar in 2012 and were favorably affected by the relatively weaker U.S. dollar in 2011 and 2010.

(b) Additions to long-term assets in 2010 for the Established Pharmaceutical Products segment include goodwill of $2,797.

(dollars in millions)	2012	2011	2010
Total Reportable Segment Operating Earnings	$11,910	$10,999	$ 9,776
Corporate functions and benefit plans costs	(651)	(529)	(558)
Non-reportable segments	335	276	139
Net interest expense	(513)	(445)	(448)
Net loss on extinguishment of debt	(1,351)	—	—
Acquired in-process and collaborations research and development	(288)	(673)	(313)
Share-based compensation	(433)	(383)	(387)
Other, net (c)	(2,746)	(4,046)	(2,496)
Consolidated Earnings Before Taxes	$ 6,263	$ 5,199	$ 5,713

(c) Other, net, for 2011 includes a charge of $1,509 related to a previously disclosed government investigation. Other, net, for 2012, 2011 and 2010 includes charges of $1,309, $402 and $881, respectively, for separation related costs in 2012 and for cost reduction initiatives and integration.

(dollars in millions)	2012	2011	2010
Total Reportable Segment Assets	$30,521	$29,902	$30,247
Cash, investments and restricted funds	15,448	8,476	7,626
Current deferred income taxes	2,986	2,701	3,076
Non-reportable segments	4,413	4,173	5,385
All other, net, primarily goodwill and intangible assets not allocated to reportable segments	13,867	15,025	14,240
Total Assets	$67,235	$60,277	$60,574

(dollars in millions)	Net Sales to External Customers (d)			Long-term Assets		
	2012	2011	2010	2012	2011	2010
United States	$16,784	$16,014	$15,194	$15,244	$15,867	$16,769
Japan	2,441	2,342	2,025	1,169	1,225	1,172
Germany	1,740	1,759	1,846	6,173	5,909	5,950
The Netherlands	1,883	2,108	2,001	532	462	312
Italy	1,127	1,189	1,144	222	229	242
Canada	1,253	1,098	1,036	352	237	224
France	1,167	1,297	1,216	220	214	87
Spain	942	1,063	1,066	314	293	291
United Kingdom	1,049	971	888	1,345	1,273	1,272
India	933	931	501	3,467	3,160	3,791
All Other Countries	10,555	10,079	8,250	6,874	7,639	8,146
Consolidated	$39,874	$38,851	$35,167	$35,912	$36,508	$38,256

(d) Sales by country are based on the country that sold the product.

Notes to Consolidated Financial Statements

Note 7 — Litigation and Environmental Matters

Abbott has been identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under federal and state remediation laws and is investigating potential contamination at a number of company-owned locations. Abbott has recorded an estimated cleanup cost for each site for which management believes Abbott has a probable loss exposure. No individual site cleanup exposure is expected to exceed $4 million, and the aggregate cleanup exposure is not expected to exceed $15 million.

There are a number of patent disputes with third parties who claim Abbott's products infringe their patents. On February 21, 2012, the United States Supreme Court denied Centocor Inc.'s and New York University's petition to review a February 2011 Federal Circuit Court of Appeals decision reversing a $1.67 billion judgment in favor of Centocor and New York University on a patent they claimed Abbott's *HUMIRA* infringed. This decision concludes the case.

The United States Department of Justice, through the United States Attorney for the Western District of Virginia, and various state Attorneys General investigated Abbott's sales and marketing activities for *Depakote*. The government sought to determine whether any of these activities violated civil and/or criminal laws, including the Federal False Claims Act, the Food, Drug and Cosmetic Act, and the Anti-Kickback Statute in connection with Medicare and/or Medicaid reimbursement to third parties. The state Attorneys General offices sought to determine whether any of these activities violated various state laws, including state consumer fraud/protection statutes. Abbott recorded charges of $1.5 billion in the third quarter of 2011 and $100 million in the first quarter of 2012 related to civil and criminal claims arising from this matter. In May 2012, Abbott reached resolution of all Depakote-related federal claims, Medicaid-related claims with 49 states and the District of Columbia, and consumer protection claims with 45 states and the District of Columbia. In 2012, Abbott paid approximately $1.6 billion for the settlement. The payments were material to Abbott's cash flows in 2012.

Abbott estimates the range of possible loss for its legal proceedings and environmental exposures to be from approximately $70 million to $100 million. The recorded accrual balance at December 31, 2012 for these proceedings and exposures was approximately $80 million. This accrual represents management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies." Within the next year, legal proceedings may occur that may result in a change in the estimated loss accrued by Abbott. While it is not feasible to predict the outcome of all such proceedings and exposures with certainty, management believes that their ultimate disposition should not have a material adverse effect on Abbott's financial position, cash flows, or results of operations.

Note 8 — Incentive Stock Program

The 2009 Incentive Stock Program authorizes the granting of nonqualified stock options, replacement stock options, restricted stock awards, restricted stock units, performance awards, foreign benefits and other share-based awards. Stock options, replacement stock options and restricted stock awards and units comprise the majority of benefits that have been granted and are currently outstanding under this program and a prior program. In 2012, Abbott granted 1,931,213 stock options, 2,124,743 replacement stock options, 1,134,062 restricted stock awards and 7,056,609 restricted stock units under this program. The purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options vest equally over three years except for replacement options, which vest in six months. Options granted before January 1, 2005 included a replacement feature. Except for options outstanding that have a replacement feature, options granted after December 31, 2004 do not include a replacement feature. When an employee tenders mature shares to Abbott upon exercise of a stock option, a replacement stock option may be granted equal to the amount of shares tendered. Replacement options are granted at the then current market price for a term that expires on the date of the underlying option grant.

Upon a change in control of Abbott, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards and units are deemed satisfied. Restricted stock awards generally vest between 3 and 5 years and for restricted stock awards that vest over 5 years, no more than one-third of the award vests in any one year upon Abbott reaching a minimum return on equity target. Restricted stock units vest over three years and upon vesting, the recipient receives one share of Abbott stock for each vested restricted stock unit. The aggregate fair market value of restricted stock awards and units is recognized as expense over the service period. Restricted stock awards and settlement of vested restricted stock units are issued out of treasury shares. Abbott generally issues new shares for exercises of stock options. Abbott does not have a policy of purchasing its shares relating to its share-based programs.

At December 31, 2012, approximately 155 million shares were reserved for future grants. Subsequent to year-end, the reserve was reduced by approximately 25 million shares for stock options and restricted stock awards and units granted by the Board of Directors. In connection with the separation of AbbVie from Abbott on January 1, 2013, Abbott employees, including those employees transferring to AbbVie, holding stock options or restricted stock awards or units as of December 31, 2012 generally received one AbbVie stock option for each Abbott stock option held and one AbbVie restricted stock award or unit for each Abbott award or unit held. For Abbott stock options, the exercise price of an Abbott option was adjusted to reflect the effect of the separation. The per share data presented below has not been adjusted to reflect this adjustment on the per share amounts.

Notes to Consolidated Financial Statements

The number of restricted stock awards and units outstanding and the weighted-average grant-date fair value at December 31, 2011 and December 31, 2012 was 14,698,595 and $50.29 and 15,506,416 and $53.17, respectively. The number of restricted stock awards and units, and the weighted-average grant-date fair value, that were granted, vested and lapsed during 2012 were 8,190,671 and $56.74, 6,774,145 and $51.32 and 608,705 and $52.32, respectively. The fair market value of restricted stock awards and units vested in 2012, 2011 and 2010 was $385 million, $237 million and $203 million, respectively.

	Options Outstanding			Exercisable Options		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
December 31, 2011	85,439,279	$50.52	4.7	81,734,460	$50.51	4.5
Granted	4,055,956	60.91				
Exercised	(40,923,624)	49.73				
Lapsed	(380,717)	60.63				
December 31, 2012	48,190,894	$51.98	4.0	43,052,057	$51.36	3.7

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2012 was $679 million and $633 million, respectively. The total intrinsic value of options exercised in 2012, 2011 and 2010 was $528 million, $94 million and $77 million, respectively. The total unrecognized compensation cost related to all share-based compensation plans at December 31, 2012 amounted to approximately $174 million, giving effect to the separation of AbbVie from Abbott, which is expected to be recognized over the next three years.

Total non-cash compensation expense charged against income in 2012, 2011 and 2010 for share-based plans totaled approximately $433 million, $383 million and $385 million, respectively, and the tax benefit recognized was approximately $132 million, $116 million and $119 million, respectively. Compensation cost capitalized as part of inventory is not significant.

The fair value of an option granted in 2012, 2011 and 2010 was $6.80, $6.23, and $9.24, respectively. The fair value of an option grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2012	2011	2010
Risk-free interest rate	1.2%	2.7%	2.9%
Average life of options (years)	6.0	6.0	6.0
Volatility	21.0%	21.0%	22.0%
Dividend yield	3.6%	4.1%	3.2%

The risk-free interest rate is based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option's expected life. The average life of an option is based on both historical and projected exercise and lapsing data. Expected volatility is based on implied volatilities from traded options on Abbott's stock and historical volatility of Abbott's stock over the expected life of the option. Dividend yield is based on the option's exercise price and annual dividend rate at the time of grant.

Note 9 — Debt and Lines of Credit

The following is a summary of long-term debt at December 31:

(dollars in millions)	2012	2011	2010
5.15% Notes, due 2012	$ —	$ —	$ 1,000
1.95% Yen Notes, due 2013	—	321	299
4.35% Notes, due 2014	—	500	500
1.2% Notes, due 2015 (1)	3,500	—	—
Variable Rate Notes, due 2015 (1)	500	—	—
2.7% Notes, due 2015	—	750	750
5.875% Notes, due 2016	—	2,000	2,000
1.75% Notes, due 2017 (1)	4,000	—	—
5.6% Notes, due 2017	—	1,500	1,500
2.0% Notes, due 2018 (1)	1,000	—	—
5.125% Notes, due 2019	947	2,000	2,000
4.125% Notes, due 2020	597	1,000	1,000
2.9% Notes, due 2022 (1)	3,100	—	—
6.15% Notes, due 2037	547	1,000	1,000
6.0% Notes, due 2039	515	1,000	1,000
5.3% Notes, due 2040	694	1,250	1,250
4.4% Notes, due 2042 (1)	2,600	—	—
Other, including fair value adjustments relating to interest rate hedge contracts designated as fair value hedges	85	719	225
Total, net of current maturities	18,085	12,040	12,524
Current maturities of long-term debt	309	1,027	2,045
Total carrying amount	$18,394	$13,067	$14,569

(1) These notes were issued by AbbVie Inc. in November 2012. With the separation of AbbVie on January 1, 2013, Abbott no longer has any obligations related to this debt.

In 2012, Abbott redeemed $7.7 billion of its outstanding notes. Abbott incurred a cost of $1.35 billion to extinguish this debt, net of gains from the unwinding of interest rate swaps related to the debt. In 2012, AbbVie Inc., a wholly owned subsidiary of Abbott, issued $14.7 billion of long-term debt with maturities ranging from 3 to 30 years. The debt issued by AbbVie Inc. was guaranteed by Abbott with the guarantee expiring when AbbVie Inc. separated from Abbott on January 1, 2013.

After the separation of AbbVie from Abbott on January 1, 2013, principal payments required on long-term debt outstanding and retained by Abbott are $309 million in 2013 and $3.3 billion in 2019 and thereafter.

At December 31, 2012, Abbott's long-term debt rating was A+ by Standard & Poor's Corporation and A1 by Moody's Investors Service. In the third quarter 2012, Abbott replaced unused lines of credit of $3.0 billion and $3.7 billion that were to expire in October 2012 and in 2013, respectively, with two five-year credit facilities totaling $7.0 billion that support commercial paper borrowing arrangements. One of the credit facilities totaling $2.0 billion will support AbbVie commercial paper borrowings after separation and expired for Abbott at the separation of AbbVie from Abbott on January 1, 2013. Abbott's weighted-average interest rate on short-term borrowings was 0.4% at December 31, 2012, 2011 and 2010.

Note 10 — Business Combinations, Technology Acquisitions and Related Transactions

On September 8, 2010, Abbott acquired Piramal Healthcare Limited's Healthcare Solutions business, a leader in the Indian branded generics market, for $2.2 billion, in cash, plus additional payments of $400 million annually in 2011, 2012, 2013 and 2014. Abbott recorded a $1.6 billion liability for the present value of the additional payments at the acquisition date. The acquisition was financed with cash. The allocation of the fair value of the acquisition resulted in the recording of $2.7 billion of deductible acquired intangible assets and $1.0 billion of deductible goodwill. Acquired intangible assets consist primarily of trade names, customer relationships and associated rights and are amortized over an average of 19 years.

In February 2010, Abbott acquired Solvay's pharmaceuticals business (Solvay Pharmaceuticals) for approximately $6.1 billion, in cash, plus additional payments of up to EUR 100 million per year if certain sales milestones are met in 2011, 2012 and 2013. Contingent consideration of approximately $290 million was recorded. The acquisition of Solvay Pharmaceuticals provided Abbott with a large and complementary portfolio of pharmaceutical products and expands Abbott's presence in key global emerging markets. Abbott acquired control of this business on February 15, 2010 and the financial results of the acquired operations are included in these financial statements beginning on that date. Net sales for the acquired operations for 2010 were approximately $3.1 billion. Pretax loss of the acquired operations, including acquisition, integration and restructuring expenses, for 2010 was approximately $395 million. The acquisition was funded with cash and short-term investments. The allocation of the fair value of the acquisition resulted in the recording of $2.2 billion of non-deductible goodwill, $4.1 billion of non-deductible intangible assets, $500 million of non-deductible acquired in-process research and development assets, net tangible assets of $700 million and deferred income taxes of $1.1 billion. Acquired intangible assets consist primarily of product rights for currently marketed products and are amortized over 2 to 14 years (average of 11 years). Acquired in-process research and development projects are accounted for as indefinite lived intangible assets until regulatory approval or discontinuation. The net tangible assets acquired consist primarily of trade accounts receivable of approximately $675 million, inventory of approximately $390 million, property and equipment of approximately $725 million, net of assumed liabilities, primarily trade accounts payable, accrued compensation and other liabilities.

Had the acquisition of Solvay Pharmaceuticals taken place on January 1, 2010, unaudited pro forma net sales, net earnings and diluted earnings per share for 2010 would have been $35.8 billion, $4.6 billion and $2.96, respectively. The pro forma information includes adjustments for amortization of intangible assets and fair value adjustments to acquisition-date inventory as well as acquisition, integration and restructuring expenses. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed date.

In March 2010, Abbott acquired STARLIMS Technologies for approximately $100 million, in cash, net of cash held by STARLIMS, providing Abbott with leading products and expertise to build its position in laboratory informatics. A substantial portion of the fair value of the acquisition has been allocated to goodwill and amortizable intangible assets. In April 2010, Abbott acquired the outstanding shares of Facet Biotech Corporation for approximately $430 million, in cash, net of cash held by Facet. The acquisition enhanced Abbott's early- and mid-stage pharmaceutical pipeline, including a biologic for multiple sclerosis and compounds that complement Abbott's oncology program. A substantial portion of the fair value of the acquisition was allocated to acquired in-process research and development that is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation.

Except for the acquisition of Solvay Pharmaceuticals, had the above acquisitions taken place on January 1 of the previous year, consolidated net sales and income would not have been significantly different from reported amounts.

Abbott's Proprietary Pharmaceutical Products segment has entered into various collaboration research and development agreements. In 2012, Abbott acquired AP214, a drug under development for the prevention of acute kidney injury associated with major cardiac surgery in patients at increased risk, and as a result of this transaction, Abbott recorded a charge to acquired in-process and collaborations research and development of $110 million. In addition, in 2012, Abbott entered into a global collaboration to develop and commercialize an oral, next-generation JAK1 inhibitor in Phase II development with the potential to treat multiple autoimmune diseases, and as a result of this transaction Abbott recorded a charge to acquired in-process and collaborations research and development of $150 million. Additional payments of approximately $1.2 billion could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. Under another collaboration, Abbott was granted the rights in 2012 to utilize up to three antibody-drug conjugate compounds and Abbott recorded a charge to acquired in-process and collaborations research and development of $28 million. Additional payments of approximately $220 million for each licensed compound could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. In connection with the acquisition of Solvay Pharmaceuticals, the achievement of a certain sales milestone resulted in a payment of approximately $134 million in the first quarter of 2012 for which a liability was previously established.

During 2010 and 2011, Abbott entered into a series of transactions with Reata Pharmaceuticals which included (1) a collaboration agreement for the joint development and commercialization of second generation oral antioxidant inflammation modulators resulting in a charge to acquired in-process and collaborations research and development of $400 million in 2011, (2) an agreement to acquire licensing rights outside the U.S., excluding certain Asian markets, to bardoxolone methyl, a product in development for the treatment of chronic kidney disease resulting in a charge to acquired in-process and collaborations research

Notes to Consolidated Financial Statements

and development of $238 million in 2010 and (3) the acquisition of equity interests in Reata of $62 million each in 2011 and 2010. In 2011, certain milestones were achieved in the development for the treatment of chronic kidney disease and charges to acquired in-process and collaborations research and development of $188 million were recorded. In the first quarter of 2012, $50 million of research and development expense was recorded related to the achievement of a clinical development milestone under the license agreement. The license agreement requires additional payments of up to $150 million if certain development and regulatory milestones associated with the chronic kidney disease compound are achieved.

On October 17, 2012 Reata informed Abbott that it is discontinuing the Phase III clinical study for bardoxolone methyl for chronic kidney disease. Reata and Abbott will closely examine the data from this study to determine whether there is an appropriate path forward for the development of bardoxolone methyl in chronic kidney disease or other indications. In the fourth quarter of 2012, Abbott recorded a charge of approximately $50 million for the impairment of the equity investment in Reata.

In 2011, Abbott entered into an agreement with Biotest AG to develop and commercialize a treatment for rheumatoid arthritis and psoriasis resulting in a charge to acquired in-process and collaborations research and development of $85 million. Additional payments totaling up to $395 million based on projected regulatory approval timelines could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. In 2010, Abbott entered into an agreement with Neurocrine Biosciences to develop and commercialize a product for the treatment of endometriosis resulting in a charge to acquired in-process and collaborations research and development of $75 million. Additional payments of approximately $500 million could be required for the achievement of certain development, regulatory and commercial milestones under this agreement.

Note 11 — Goodwill and Intangible Assets

Abbott recorded goodwill of approximately $3.4 billion in 2010 related to the acquisitions of Solvay's pharmaceuticals business, Piramal Healthcare Limited's Healthcare Solutions business, Facet Biotech and STARLIMS Technologies. Goodwill related to the Solvay, Piramal and Facet acquisitions was allocated to the pharmaceutical products segments. In addition, in 2010, Abbott paid $250 million to Boston Scientific as a result of the approval to market the Xience V drug-eluting stent in Japan, resulting in an increase in goodwill in the Vascular Products segment. Foreign currency translation and other adjustments increased (decreased) goodwill in 2012, 2011 and 2010 by $69 million, $(225) million and $(879) million, respectively. The amount of goodwill related to reportable segments at December 31, 2012 was $6.3 billion for the Proprietary Pharmaceutical Products segment, $3.0 billion for the Established Pharmaceutical Products segment, $209 million for the Nutritional Products segment, $385 million for the Diagnostic Products segment, and $2.7 billion for the Vascular Products segment. There were no significant reductions of goodwill relating to impairments or disposal of all or a portion of a business.

The gross amount of amortizable intangible assets, primarily product rights and technology was $17.6 billion, $17.5 billion and $17.3 billion as of December 31, 2012, 2011 and 2010, respectively, and accumulated amortization was $9.7 billion, $8.3 billion and $6.5 billion as of December 31, 2012, 2011 and 2010, respectively. Indefinite-lived intangible assets, which relate to in-process research and development acquired in a business combination, were approximately $691 million, $814 million and $1.4 billion at December 31, 2012, 2011 and 2010, respectively. In 2012 and 2011, Abbott recorded impairment charges of $82 million and $174 million, respectively, for certain research and development assets due to changes in the projected development and regulatory timelines for the projects. The 2012 charge relates to a non-reportable segment and in 2011, $125 million related to a non-reportable segment and $49 million related to the Other category in Abbott's segment reporting. Discounted cash flow analysis was used to analyze fair value and the charges are included in research and development expenses. The estimated annual amortization expense for intangible assets recorded at December 31, 2012, adjusted for the separation of AbbVie from Abbott, is approximately $800 million in 2013, $675 million in 2014, $590 million in 2015, $605 million in 2016 and $565 million in 2017. Intangible asset amortization is included in Cost of products sold in the consolidated statement of earnings. Amortizable intangible assets are amortized over 2 to 30 years (average 11 years).

Note 12 — Restructuring Plans

In 2012, Abbott management approved plans to streamline various commercial operations in order to reduce costs and improve efficiencies in Abbott's core diagnostics, established pharmaceutical and nutritionals businesses. Abbott recorded employee related severance charges of approximately $167 million in 2012. Additional charges of approximately $22 million were also recorded in 2012, primarily for asset impairments. Approximately $70 million is recorded in Cost of products sold and approximately $119 million as Selling, general and administrative expense. As of December 31, 2012, no significant cash payments have been made relating to these actions.

In 2011 and prior years, Abbott management approved plans to realign its worldwide pharmaceutical and vascular manufacturing operations and selected domestic and international commercial and research and development operations in order to reduce costs. In 2011 and 2010, Abbott recorded charges of approximately $194 million and $56 million, respectively, reflecting the impairment of manufacturing facilities and other assets, employee severance and other related charges. Approximately $76 million in 2011 is classified as Cost of products sold, $69 million as Research and development and $49 million as Selling, general and administrative. Approximately $56 million in 2010 is classified as Cost of products sold. The following summarizes the activity for these restructurings:

(dollars in millions)	
Accrued balance at January 1, 2010	$ 145
2010 restructuring charges	56
Payments, impairments and other adjustments	(124)
Accrued balance at December 31, 2010	77
2011 restructuring charges	194
Payments, impairments and other adjustments	(94)
Accrued balance at December 31, 2011	177
Payments and other adjustments	(48)
Accrued balance at December 31, 2012	$ 129

Notes to Consolidated Financial Statements

An additional $110 million, $25 million and $13 million were recorded in 2012, 2011 and 2010, respectively, relating to these restructurings, primarily for accelerated depreciation.

In 2012 and 2010, Abbott management approved restructuring plans primarily related to the acquisition of Solvay's pharmaceuticals business. These plans streamline operations, improve efficiencies and reduce costs in certain Solvay sites and functions as well as in certain Abbott and Solvay commercial organizations in various countries. In 2012, Abbott recorded a charge of approximately $150 million for employee severance and contractual obligations, primarily related to the exit from a research and development facility. Approximately $142 million is recorded as Research and development and $8 million as Selling, general and administrative. In 2010, Abbott recorded charges to Cost of products sold, Research and development and Selling, general and administrative of approximately $99 million, $152 million and $272 million, respectively. The following summarizes the activity for these restructurings:

(dollars in millions)	
2010 restructuring charge	$523
Payments, impairments and other adjustments	(113)
Accrued balance at December 31, 2010	410
Payments and other adjustments	(302)
Accrued balance at December 31, 2011	108
Restructuring charges	150
Payments and other adjustments	(143)
Accrued balance at December 31, 2012	$115

An additional $38 million, $102 million and $12 million were recorded in 2012, 2011 and 2010, respectively, relating to these restructurings, primarily for additional employee severance and accelerated depreciation.

In 2011 and 2008, Abbott management approved plans to streamline global manufacturing operations, reduce overall costs, and improve efficiencies in Abbott's core diagnostic business. In 2011, a charge of $28 million was recorded in Cost of products sold. The following summarizes the activity for these restructurings:

(dollars in millions)	
Accrued balance at January 1, 2010	$98
Payments and other adjustments	(10)
Accrued balance at December 31, 2010	88
2011 restructuring charge	28
Payments and other adjustments	(37)
Accrued balance at December 31, 2011	79
Payments and other adjustments	(23)
Accrued balance at December 31, 2012	$56

In addition, charges of approximately $16 million, $42 million and $60 million were recorded in 2012, 2011 and 2010, primarily for accelerated depreciation and product transfer costs.

Note 13 — Quarterly Results (Unaudited)

(dollars in millions except per share data)	2012	2011	2010
First Quarter			
Net Sales	$9,456.6	$9,040.9	$7,698.4
Gross Profit	5,731.7	5,181.9	4,363.2
Net Earnings	1,242.1	863.8	1,003.0
Basic Earnings Per Common Share (a)	.79	.56	.65
Diluted Earnings Per Common Share (a)	.78	.55	.64
Market Price Per Share-High	61.49	49.45	56.79
Market Price Per Share-Low	53.96	45.07	52.21
Second Quarter			
Net Sales	$9,807.1	$9,616.3	$8,826.0
Gross Profit	6,169.8	5,745.8	5,282.1
Net Earnings	1,724.6	1,942.8	1,291.7
Basic Earnings Per Common Share (a)	1.09	1.24	.83
Diluted Earnings Per Common Share (a)	1.08	1.23	.83
Market Price Per Share-High	64.47	54.24	53.25
Market Price Per Share-Low	59.04	49.05	45.26
Third Quarter			
Net Sales	$9,773.3	$9,816.7	$8,674.5
Gross Profit	6,075.2	5,843.4	4,933.4
Net Earnings	1,942.8	303.2	890.7
Basic Earnings Per Common Share (a)	1.22	.19	.58
Diluted Earnings Per Common Share (a)	1.21	.19	.57
Market Price Per Share-High	70.41	53.60	52.86
Market Price Per Share-Low	63.51	46.29	44.59
Fourth Quarter			
Net Sales	$10,836.9	$10,377.4	$9,967.8
Gross Profit	6,777.5	6,539.6	5,922.8
Net Earnings	1,053.4	1,618.7	1,440.8
Basic Earnings Per Common Share (a)	.66	1.03	.93
Diluted Earnings Per Common Share (a)	.66	1.02	.92
Market Price Per Share-High	72.47	56.44	53.75
Market Price Per Share-Low	62.62	48.96	46.03

(a) The sum of the quarters' basic earnings per share for 2011 and 2010 and diluted earnings per share for 2012 and 2011 do not add to the full year earnings per share amounts due to rounding.

Management Report on Internal Control Over Financial Reporting

The management of Abbott Laboratories is responsible for establishing and maintaining adequate internal control over financial reporting. Abbott's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Abbott's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of December 31, 2012, the company's internal control over financial reporting was effective based on those criteria.

Abbott's independent registered public accounting firm has issued an audit report on their assessment of the effectiveness of the company's internal control over financial reporting. This report appears on page 47.

Miles D. White
Chairman of the Board and Chief Executive Officer

Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer

Greg W. Linder
Vice President and Controller

February 15, 2013

Reports of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Abbott Laboratories:

We have audited the accompanying consolidated balance sheets of Abbott Laboratories and subsidiaries (the "Company") as of December 31, 2012, 2011, and 2010, and the related consolidated statements of earnings, comprehensive income, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012, 2011, and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2013, the Company distributed all of the outstanding shares of AbbVie Inc., which encompasses the Company's research-based pharmaceuticals business, to the Company's shareholders. As also discussed in Note 1, in 2011 the Company changed the year end of its foreign subsidiaries from a November 30 fiscal year end to a December 31 calendar year end.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP
Chicago, Illinois
February 15, 2013

To the Board of Directors and Shareholders of Abbott Laboratories:

We have audited the internal control over financial reporting of Abbott Laboratories and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012 and our report dated February 15, 2013 expresses an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the distribution of the shares of AbbVie Inc. to the Company's shareholders and the Company's change to the year end of its foreign subsidiaries.

Deloitte & Touche LLP
Chicago, Illinois
February 15, 2013

Financial Instruments and Risk Management

Market Price Sensitive Investments

Abbott holds available-for-sale equity securities from strategic technology acquisitions. The market value of these investments was approximately $76 million and $93 million as of December 31, 2012 and 2011, respectively. Abbott monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in value occurs. A hypothetical 20 percent decrease in the share prices of these investments would decrease their fair value at December 31, 2012 by approximately $15 million. (A 20 percent decrease is believed to be a reasonably possible near-term change in share prices.)

Non-Publicly Traded Equity Securities

Abbott holds equity securities from strategic technology acquisitions that are not traded on public stock exchanges. The carrying value of these investments was approximately $137 million and $224 million as of December 31, 2012 and 2011, respectively. No individual investment is recorded at a value in excess of $30 million. Abbott monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in estimated value occurs.

Interest Rate Sensitive Financial Instruments

At December 31, 2012 and 2011, Abbott had interest rate hedge contracts totaling $9.5 billion and $6.8 billion, respectively, to manage its exposure to changes in the fair value of debt. The effect of these hedges is to change the fixed interest rate to a variable rate. Abbott does not use derivative financial instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for its investment securities. At December 31, 2012, Abbott had $1.3 billion of domestic commercial paper outstanding with an average annual interest rate of 0.32% with an average remaining life of 17 days. The fair value of long-term debt at December 31, 2012 and 2011 amounted to $19.6 billion and $15.1 billion, respectively (average interest rates of 2.9%) with maturities through 2042. At December 31, 2012 and 2011, the fair value of current and long-term investment securities amounted to approximately $4.6 billion and $1.7 billion, respectively. A hypothetical 100-basis point change in the interest rates would not have a material effect on cash flows, income or market values. (A 100-basis point change is believed to be a reasonably possible near-term change in rates.)

Foreign Currency Sensitive Financial Instruments

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts are designated as cash flow hedges of the variability of the cash flows due to changes in foreign currency exchange rates and are marked-to-market with the resulting gains or losses reflected in Accumulated other comprehensive income (loss). Gains or losses will be included in Cost of products sold at the time the products are sold, generally within the next twelve months. At December 31, 2012 and 2011, Abbott held $1.6 billion of such contracts, which all mature in the following calendar year.

Abbott enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated intercompany loans and trade payables and third-party trade payables and receivables. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2012 and 2011, Abbott held $18.2 billion and $15.7 billion, respectively, of such contracts, which mature in the next twelve months.

Abbott has designated foreign denominated short-term debt of approximately $615 million and approximately $680 million as of December 31, 2012 and 2011, respectively, as a hedge of the net investment in a foreign subsidiary. Accordingly, changes in the fair value of this debt due to changes in exchange rates are recorded in Accumulated other comprehensive income (loss), net of tax.

The following table reflects the total foreign currency forward contracts outstanding at December 31, 2012 and 2011:

			2012			2011
(dollars in millions)	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)
Receive primarily U.S. Dollars in exchange for the following currencies:						
Euro	$11,349	1.317	$ (4)	$10,526	1.329	$102
British Pound	1,318	1.621	1	1,501	1.571	3
Japanese Yen	2,624	81.2	9	2,458	80.3	(3)
Canadian Dollar	332	.992	1	280	1.026	(2)
All other currencies	4,169	N/A	(33)	2,544	N/A	(1)
Total	$19,792		$(26)	$17,309		$ 99

Financial Review

Abbott's revenues are derived primarily from the sale of a broad line of health care products under short-term receivable arrangements. Patent protection and licenses, technological and performance features, and inclusion of Abbott's products under a contract or by a pharmacy benefit manager most impact which products are sold; price controls, competition and rebates most impact the net selling prices of products; and foreign currency translation impacts the measurement of net sales and costs. Abbott's primary products are nutritional products, prescription pharmaceuticals, diagnostic testing products and vascular products.

In October 2011, Abbott announced a plan to separate into two publicly traded companies, one in diversified medical products and the other in research-based pharmaceuticals. To accomplish the separation, Abbott created a new company, AbbVie Inc. ("AbbVie") for its research-based pharmaceuticals business which consists primarily of Abbott's Proprietary Pharmaceutical Products segment. On January 1, 2013, Abbott distributed all of the outstanding shares of AbbVie to Abbott's shareholders. As a result of the distribution, AbbVie is now an independent company trading under the symbol "ABBV". Beginning in the first quarter of 2013, the historical results of the research-based pharmaceuticals business will be reflected in Abbott's consolidated financial statements as discontinued operations.

Prior to the separation of AbbVie, sales in international markets were approximately 60 percent of consolidated net sales. Post-separation, sales outside the U.S. are expected to comprise approximately 70 percent of net sales.

Continued robust growth of *HUMIRA* in a broad range of indications, the acquisitions of Solvay's pharmaceuticals business (Solvay Pharmaceuticals) and Piramal Healthcare Limited's Healthcare Solutions business, sales growth and margin improvement in the nutritional and diagnostics businesses, a government investigation of Abbott's sales and marketing activities related to *Depakote*, and the challenging economic and fiscal environment in many countries around the world have impacted Abbott's sales, costs and financial position over the last three years.

Pharmaceutical research and development was focused over the last three years on therapeutic areas that included immunology, oncology, neuroscience, pain management, hepatitis C (HCV), chronic kidney disease and women's health. In addition, Abbott acquired the rights to various in-process pharmaceutical research and development projects including the development of second-generation oral antioxidant inflammation modulators and an oral, next-generation JAK1 inhibitor with the potential to treat multiple autoimmune diseases.

In 2003, Abbott began the worldwide launch of *HUMIRA* for rheumatoid arthritis, followed by launches for six additional indications in the U.S. and eight additional indications in the European Union. *HUMIRA's* worldwide sales increased to $9.3 billion in 2012 compared to $7.9 billion in 2011, and $6.5 billion in 2010. Generic competition for *TriCor* began in the fourth quarter of 2012. Austerity measures implemented by several European countries reduced healthcare spending and affected pharmaceutical pricing over the last three years. The U.S. proprietary pharmaceuticals business was negatively affected by the 2010 U.S. health care reform legislation which resulted in rebate changes beginning in 2010 and the payment of an annual fee beginning in 2011.

In February 2010, Abbott acquired Solvay Pharmaceuticals which provided Abbott with a large and complementary portfolio of pharmaceutical products and expanded Abbott's presence in key global emerging markets. The acquisition added approximately $3.1 billion to Abbott's 2010 net sales, primarily outside the U.S. In September 2010, Abbott completed the acquisition of Piramal's Healthcare Solutions business, propelling Abbott to market leadership in the Indian pharmaceutical market and further accelerating the company's growth in emerging markets. Abbott recorded expense of approximately $262 million in 2012, $345 million in 2011 and $710 million in 2010 related to the integration of the Solvay business and restructuring plans to streamline operations, improve efficiencies and reduce costs primarily in certain Solvay sites and functions.

In May 2012, Abbott reached resolution of all *Depakote*-related federal claims, Medicaid-related claims with 49 states and the District of Columbia, and consumer protection claims with 45 states and the District of Columbia. Abbott recorded charges related to this matter of $1.5 billion in 2011 and $100 million in 2012, of which approximately $1.6 billion was paid in 2012.

In Abbott's worldwide nutritional products business, sales were positively impacted by demographics such as an aging population and an increasing rate of chronic disease in developed markets and the rise of a middle class in many emerging markets, as well as by numerous new product introductions that leveraged Abbott's strong brands. At the same time, manufacturing and distribution process changes and other cost reductions drove margin improvements across the business.

In Abbott's worldwide diagnostics business, margin improvement continued to be a key focus and operating margins increased from 14.7 percent of sales in 2010 to 18.7 percent in 2012.

Over the last three years, Abbott continued to build its *Xience* drug-eluting stent franchise with the receipt of approval to market *Xience Xpedition* in various countries, including U.S. approval in the fourth quarter of 2012 as well as the launches of *Xience nano* and *Xience PRIME* in the U.S. in 2011, and *Xience PRIME* and *Xience V* in Japan in April 2012 and January 2010, respectively. *Xience*, which includes *Xience V*, *PRIME*, *nano* and *Xpedition*, ended 2012 as the market-leading drug eluting stent globally. In 2011, the third party distributor of the Promus product began transitioning away from the product and that supply agreement ended in 2012. The effect of the winding down of the agreement will continue into the first quarter of 2013.

In 2010, the U.S. government passed health care reform legislation which included an increase in Medicaid rebate rates and the extension of the rebate to drugs provided through Medicaid managed care organizations beginning in 2010. The legislation also imposed annual fees which pharmaceutical manufacturers began paying in 2011 and medical device companies will begin paying in 2013, as well as additional rebates related to the Medicare Part D "donut hole" beginning in 2011. In addition to a 2010 one-time charge of approximately $60 million to reduce deferred tax assets associated with retiree health care liabilities related to the Medicare Part D retiree drug subsidy, the legislation's negative impact on Abbott's performance grew from more than $200 million in 2010 to approximately $400 million per year in 2011 and 2012. The $400 million annual impact included approximately

Financial Review

$100 million for the annual pharmaceutical manufacturer fee. This fee is not tax-deductible and is included in selling, general and administrative expenses. With the separation of AbbVie at the beginning of 2013, Abbott no longer sells pharmaceutical products in the U.S. and therefore is no longer subject to the annual pharmaceutical fee or the additional rebates. Beginning in 2013, Abbott will begin paying the 2.3 percent medical device tax under U.S. health care reform legislation. This tax will be included in selling, general and administrative expenses and the amount of the tax is not expected to be material.

In the fourth quarter of 2012, Abbott extinguished $7.7 billion of long-term debt and incurred a charge of $1.35 billion related to the early repayment, net of gains from the unwinding of interest rate swaps related to the debt. Abbott's short- and long-term debt totaled $20.5 billion at December 31, 2012. This balance includes $1 billion of short-borrowings and $14.7 billion of long-term debt that was issued by AbbVie Inc. in 2012. After the separation of AbbVie on January 1, 2013, Abbott has no remaining obligations related to this $15.7 billion of debt. At December 31, 2012, Abbott's long-term debt rating was A+ by Standard and Poor's Corporation and A1 by Moody's Investors Service. Operating cash flows in excess of capital expenditures and cash dividends have partially funded acquisitions over the last three years.

In 2013, Abbott will focus on several key initiatives. In the nutritional business, Abbott will continue to build its product portfolio with the introduction of new science-based products, expand in high-growth emerging markets and implement additional margin improvement initiatives. In the established pharmaceuticals business, which includes international sales of branded generic products, Abbott will continue to focus on obtaining additional product approvals across numerous countries and expanding its presence in emerging markets. In the diagnostics business, Abbott will focus on the development of next-generation instruments and other advanced technologies, expansion in emerging markets, and further improvements in the segment's operating margin. In the vascular business, Abbott will continue to focus on marketing products in the *Xience* and endovascular franchises, increasing international *MitraClip* sales, and obtaining regulatory review of the *MitraClip* device in the U.S. as well as further clinical development of *ABSORB*, its bioresorbable vascular scaffold (BVS) device and a further roll-out of *ABSORB* in numerous countries. In Abbott's other segments, Abbott will focus on developing differentiated technologies in higher growth markets.

Critical Accounting Policies

Sales Rebates – In 2012, approximately 56 percent of Abbott's consolidated gross revenues were subject to various forms of rebates and allowances that Abbott recorded as reductions of revenues at the time of sale. Most of these rebates and allowances are in the Proprietary Pharmaceutical Products segment and the Nutritional Products segment. Abbott provides rebates to pharmacy benefit management companies, state agencies that administer the federal Medicaid program, insurance companies that administer Medicare drug plans, state agencies that administer the Special Supplemental Nutrition Program for Women, Infants, and Children (WIC), wholesalers, group purchasing organizations, and other government agencies and private entities. Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply, and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from two to eight months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Rebates and chargebacks charged against gross sales in 2012, 2011 and 2010 amounted to approximately $6.2 billion, $5.5 billion and $4.9 billion, respectively, or 22.9 percent, 22.2 percent and 23.1 percent, respectively, based on gross sales of approximately $26.9 billion, $24.8 billion and $21.1 billion, respectively, subject to rebate. A one-percentage point increase in the percentage of rebates to related gross sales would decrease net sales by approximately $269 million in 2012. Abbott considers a one-percentage point increase to be a reasonably likely increase in the percentage of rebates to related gross sales. Other allowances charged against gross sales were approximately $542 million, $409 million and $415 million for cash discounts in 2012, 2011 and 2010, respectively, and $365 million, $490 million and $537 million for returns in 2012, 2011 and 2010, respectively. Cash discounts are known within 15 to 30 days of sale, and therefore can be reliably estimated. Returns can be reliably estimated because Abbott's historical returns are low, and because sales returns terms and other sales terms have remained relatively unchanged for several periods.

Management analyzes the adequacy of ending rebate accrual balances each quarter. In the domestic nutritional business, management uses both internal and external data available to estimate the level of inventory in the distribution channel. Management has access to several large customers' inventory management data, and for other customers, utilizes data from a third party that measures time on the retail shelf. These sources allow management to make reliable estimates of inventory in the distribution channel. Except for a transition period before or after a change in the supplier for the WIC business in a state, inventory in the distribution channel does not vary substantially. Management also estimates the states' processing lag time based on claims data. In addition, internal processing time is a factor in estimating the accrual. In the WIC business, the state where the sale is made, which is the determining factor for the applicable price, is reliably determinable. Estimates are required for the amount of WIC sales within each state where Abbott has the WIC business. External data sources utilized for that estimate are participant data from the U.S. Department of Agriculture (USDA), which administers the WIC program, participant data from some of the states, and internally administered market research. The USDA has been making its data available for many years. Internal data includes historical redemption rates and pricing data. At December 31, 2012, Abbott had WIC business in 22 states.

Financial Review

In the domestic proprietary pharmaceutical business, the most significant charges against gross sales are for Medicaid and Medicare Rebates, Pharmacy Benefit Manager Rebates and Wholesaler Chargebacks. In order to evaluate the adequacy of the ending accrual balances, management uses both internal and external data to estimate the level of inventory in the distribution channel and the rebate claims processing lag time. External data sources used to estimate the inventory in the distribution channel include inventory levels periodically reported by wholesalers and third party market data purchased by Abbott. Management estimates the processing lag time based on periodic sampling of claims data. To estimate the price rebate percentage, systems and calculations are used to track sales by product by customer and to estimate the contractual or statutory price. Abbott's systems and calculations have developed over time as rebates have become more significant, and Abbott believes they are reliable.

The following table is an analysis of the four largest rebate accruals, which comprise approximately 70 percent of the consolidated rebate provisions charged against revenues in 2012. Remaining rebate provisions charged against gross sales are not significant in the determination of operating earnings.

		Domestic Proprietary Pharmaceutical Products		
(dollars in millions)	Domestic Nutritionals WIC Rebates	Medicaid and Medicare Rebates	Pharmacy Benefit Manager Rebates	Wholesaler Charge-backs
Balance at January 1, 2010	$ 153	$ 352	$ 239	$ 160
Provisions	616	899	841	1,162
Payments	(640)	(617)	(670)	(1,163)
Balance at December 31, 2010	129	634	410	159
Provisions	575	985	831	1,361
Payments	(568)	(899)	(735)	(1,349)
Balance at December 31, 2011	136	720	506	171
Provisions	657	1,077	830	1,645
Payments	(670)	(990)	(840)	(1,592)
Balance at December 31, 2012	$ 123	$ 807	$ 496	$ 224

Historically, adjustments to prior years' rebate accruals have not been material to net income. Abbott employs various techniques to verify the accuracy of claims submitted to it, and where possible, works with the organizations submitting claims to gain insight into changes that might affect the rebate amounts. For Medicaid, Medicare and other government agency programs, the calculation of a rebate involves interpretations of relevant regulations, which are subject to challenge or change in interpretation.

Income Taxes – Abbott operates in numerous countries where its income tax returns are subject to audits and adjustments. Because Abbott operates globally, the nature of the audit items are often very complex, and the objectives of the government auditors can result in a tax on the same income in more than one country. Abbott employs internal and external tax professionals to minimize audit adjustment amounts where possible. In accordance with the accounting rules relating to the measurement of tax contingencies, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Application of these rules requires a significant amount of judgment. In the U.S., Abbott's federal income tax returns through 2009 are settled except for one item, and the income tax returns for years after 2009 are open. Abbott does not record deferred income taxes on earnings reinvested indefinitely in foreign subsidiaries.

Pension and Post-Employment Benefits – Abbott offers pension benefits and post-employment health care to many of its employees. Abbott engages outside actuaries to assist in the determination of the obligations and costs under these programs. Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rates, discount rates and the expected return on plan assets. The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and is a forward projection of health care costs as of the measurement date. A difference between the assumed rates and the actual rates, which will not be known for decades, can be significant in relation to the obligations and the annual cost recorded for these programs. Low asset returns due to poor market conditions and low interest rates have significantly increased actuarial losses for these plans. At December 31, 2012, pretax net actuarial losses and prior service costs and (credits) recognized in Accumulated other comprehensive income (loss) for Abbott's defined benefit plans and medical and dental plans were losses of $4.8 billion and $379 million, respectively. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method, in accordance with the rules for accounting for post-employment benefits. Differences between the expected long-term return on plan assets and the actual annual return are amortized over a five-year period. Note 4 to the consolidated financial statements describes the impact of a one-percentage point change in the health care cost trend rate; however, there can be no certainty that a change would be limited to only one percentage point.

Valuation of Intangible Assets – Abbott has acquired and continues to acquire significant intangible assets that Abbott records at fair value. Transactions involving the purchase or sale of intangible assets occur with some frequency between companies in the health care field and valuations are usually based on a discounted cash flow analysis. The discounted cash flow model requires assumptions about the timing

Financial Review

and amount of future net cash flows, risk, the cost of capital, terminal values and market participants. Each of these factors can significantly affect the value of the intangible asset. Abbott engages independent valuation experts who review Abbott's critical assumptions and calculations for acquisitions of significant intangibles. Abbott reviews definite-lived intangible assets for impairment each quarter using an undiscounted net cash flows approach. If the undiscounted cash flows of an intangible asset are less than the carrying value of an intangible asset, the intangible asset is written down to its fair value, which is usually the discounted cash flow amount. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest group level for which cash flows are identifiable. Goodwill and indefinite-lived intangible assets, which relate to in-process research and development acquired in a business combination, are reviewed for impairment annually or when an event that could result in an impairment occurs. At December 31, 2012, goodwill and intangibles amounted to $15.8 billion and $8.6 billion, respectively, and amortization expense for intangible assets amounted to $1.4 billion in 2012. There were no impairments of goodwill in 2012, 2011 or 2010. In 2012 and 2011, Abbott recorded impairment charges of $82 million and $174 million, respectively, for certain research and development assets due to changes in the projected development and regulatory timelines for the projects.

Litigation – Abbott accounts for litigation losses in accordance with FASB Accounting Standards Codification No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, Abbott is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. Abbott estimates the range of possible loss to be from approximately $70 million to $100 million for its legal proceedings and environmental exposures. Accruals of approximately $80 million have been recorded at December 31, 2012 for these proceedings and exposures. These accruals represent management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies."

Results of Operations

Sales

The following table details the components of sales growth by reportable segment for the last three years:

	Total	Components of Change %		
	% Change	Price	Volume	Exchange
Total Net Sales				
2012 vs. 2011	2.6	1.7	3.8	(2.9)
2011 vs. 2010	10.5	1.2	6.5	2.8
2010 vs. 2009	14.3	(0.1)	13.2	1.2
Total U.S.				
2012 vs. 2011	4.8	5.6	(0.8)	–
2011 vs. 2010	5.4	4.4	1.0	–
2010 vs. 2009	6.8	0.7	6.1	–
Total International				
2012 vs. 2011	1.1	(1.0)	7.1	(5.0)
2011 vs. 2010	14.3	(1.2)	10.6	4.9
2010 vs. 2009	20.7	(0.8)	19.3	2.2
Proprietary Pharmaceutical Products Segment				
2012 vs. 2011	5.5	4.5	3.7	(2.7)
2011 vs. 2010	11.0	3.5	5.2	2.3
2010 vs. 2009	13.6	0.3	12.7	0.6
Established Pharmaceutical Products Segment				
2012 vs. 2011	(4.4)	(1.3)	3.4	(6.5)
2011 vs. 2010	20.0	(1.7)	17.4	4.3
2010 vs. 2009	51.7	(0.3)	49.1	2.9
Nutritional Products Segment				
2012 vs. 2011	7.7	4.5	4.2	(1.0)
2011 vs. 2010	8.6	3.0	3.6	2.0
2010 vs. 2009	4.7	1.7	1.2	1.8
Diagnostic Products Segment				
2012 vs. 2011	4.0	(1.4)	8.7	(3.3)
2011 vs. 2010	8.8	(1.1)	6.5	3.4
2010 vs. 2009	6.0	0.1	4.3	1.6
Vascular Products Segment				
2012 vs. 2011	(7.9)	(5.2)	(0.4)	(2.3)
2011 vs. 2010	4.4	(4.3)	5.5	3.2
2010 vs. 2009	18.6	(4.7)	22.3	1.0

Total Net Sales in 2012 reflect unit growth, partially offset by the impact of unfavorable foreign exchange. The decrease in 2012 Vascular Products sales is partially due to the winding down of royalty and supply agreements related to certain third-party products, including Promus. Excluding this royalty and supply agreement revenue in both periods and the unfavorable effect of exchange, Vascular Products sales increased 3.4 percent in 2012. In 2011 and 2010, Total Net, Total U.S., Total International, Proprietary Pharmaceutical Products segment and Established Pharmaceutical Products segment sales reflect the acquisition of Solvay's pharmaceuticals business on February 15, 2010 and unit growth, while the relatively weaker U.S. dollar favorably impacted international sales across all segments. Total Net, Total International and Established Pharmaceutical Products segment sales growth in 2011 also reflects the acquisition of Piramal Healthcare Limited's Healthcare Solution business in September 2010.

Financial Review

A comparison of significant product and product group sales is as follows. Percent changes are versus the prior year and are based on unrounded numbers.

(dollars in millions)	2012	Percent Change	2011	Percent Change	2010	Percent Change
Proprietary Pharmaceuticals —						
Total U.S.						
Proprietary sales	$10,158	7	$9,455	8	$8,744	12
HUMIRA	4,376	28	3,427	19	2,872	14
TRILIPIX/TriCor	1,098	(20)	1,372	1	1,355	1
Niaspan	911	(7)	976	5	927	8
AndroGel	1,152	32	874	35	649	n/m
Lupron	569	5	540	12	483	(11)
Synthroid	551	6	522	16	451	9
Creon	353	7	332	35	246	n/m
Kaletra	280	(14)	326	(10)	363	(19)
Total International						
Proprietary sales	7,854	3	7,625	15	6,645	16
HUMIRA	4,889	9	4,505	23	3,676	24
Kaletra	733	(13)	844	(5)	892	(3)
Lupron	231	(14)	270	2	265	2
Total Established						
Pharmaceuticals —	5,121	(4)	5,355	20	4,461	52
Clarithromycin	501	(9)	551	6	521	(11)
TriCor and *Lipanthyl*						
(fenofibrate)	292	(5)	308	24	248	n/m
Creon	306	4	296	58	187	n/m
Serc	205	(12)	233	30	180	n/m
Duphaston	259	16	223	64	136	n/m
Synthroid	105	1	103	9	95	19
Nutritionals —						
U.S. Pediatric Nutritionals	1,445	14	1,268	5	1,208	(7)
International Pediatric						
Nutritionals	2,080	8	1,926	15	1,676	9
U.S. Adult Nutritionals	1,452	6	1,368	2	1,345	6
International						
Adult Nutritionals	1,484	4	1,427	13	1,268	15
Diagnostics —						
Immunochemistry	3,279	4	3,150	8	2,904	4
Vascular Products (1) —						
Xience	1,599	3	1,558	14	1,370	40
Other Coronary						
Products	598	(1)	605	9	555	5
Endovascular	452	1	449	9	414	5

n/m — Percent change is not meaningful

(1) Other Coronary Products include primarily guidewires and balloon catheters. Endovascular includes vessel closure, carotid stents and other peripheral products.

Excluding the negative effect of exchange, Total International Proprietary sales increased 8.9 percent in 2012. In Proprietary Pharmaceuticals, a generic version of *TriCor* entered the U.S. market in the fourth quarter of 2012. Total Established Pharmaceutical Products sales decreased in 2012 due to the negative effect of exchange and decreased sales of *Clarithromycin* and *Serc* due to, in part, pricing pressures in Europe, partially offset by growth in emerging markets. Excluding the effect of exchange, Total Established Pharmaceutical Products sales increased 2.1 percent. U.S. Pediatric Nutritional sales in 2012 reflect market share gains for *Similac* and unit growth for *PediaSure*. The increase in 2012 U.S. Adult Nutritional sales reflects unit growth for the *Ensure* and *Glucerna* products. International Pediatric and Adult Nutritionals sales increases over the three years were due primarily to volume growth in developing countries and were negatively impacted in 2012 by the effect of the relatively stronger U.S. dollar.

The increases in U.S. Proprietary product sales in 2011 and 2010 are primarily due to increased sales of *HUMIRA* and the acquisition of Solvay Pharmaceuticals in February 2010, partially offset by decreased sales of *Depakote*, *Zemplar*, and *Kaletra*. The increases in Established Pharmaceutical sales in 2011 and 2010 are primarily due to the acquisitions of Solvay Pharmaceuticals and Piramal and growth in emerging markets. U.S. Pediatric Nutritionals sales in 2011 and 2010 were affected by the voluntary recall of certain Similac-brand powder infant formulas in September 2010 and the subsequent recovery in market share in 2011. International Proprietary Pharmaceuticals, International Adult Nutritionals and Immunochemistry sales were positively impacted by the effect of the relatively weaker U.S. dollar in 2011 and 2010. Abbott has periodically sold product rights to non-strategic products and has recorded the related gains in net sales in accordance with Abbott's revenue recognition policies as discussed in Note 1 to the consolidated financial statements. Related net sales were approximately $58 million in 2010, while there were no significant sales in 2012 and 2011.

The expiration of licenses and patent protection and generic competition can affect the future revenues and operating income of Abbott. There are currently no significant patent or license expirations in the next three years that are expected to affect Abbott after the separation of AbbVie.

Operating Earnings

Gross profit margins were 62.1 percent of net sales in 2012, 60.0 percent in 2011 and 58.3 percent in 2010. The increase in the gross profit margin in 2012 was impacted by improved gross margins across all reportable segments as a result of cost reduction initiatives, the impact of exchange and favorable product mix. The increase in the gross profit margin in 2011 was due, in part, to improved margins in the established pharmaceutical, diagnostics and diabetes businesses and was partially offset by the unfavorable effect of exchange on the profit margin ratio. The increase in the gross profit margin in 2010 was due, in part, to improved margins in the established pharmaceutical, vascular, diabetes, diagnostics and nutritional businesses and the favorable effect of exchange on the gross profit margin ratio.

Financial Review

In the U.S., states receive price rebates from manufacturers of infant formula under the federally subsidized Special Supplemental Nutrition Program for Women, Infants, and Children. There are also rebate programs for pharmaceutical products in numerous countries. These rebate programs continue to have a negative effect on the gross profit margins of the Nutritional, Proprietary Pharmaceutical and Established Pharmaceutical Products segments.

Research and development expense was $4.322 billion in 2012, $4.129 billion in 2011 and $3.724 billion in 2010 and represented increases of 4.7 percent in 2012, 10.9 percent in 2011 and 35.7 percent in 2010. Excluding charges related to the Solvay restructurings announced in September 2010, research and development expense increased 6.2 percent in 2011 and 29.4 percent in 2010. The 2010 increase, exclusive of the effects of the restructuring charges, reflects the acquisitions of Solvay's pharmaceuticals business in February 2010 and Facet Biotech in April 2010. The increases in 2012, 2011 and 2010 also reflect continued pipeline spending, including programs in biologics, hepatitis C and diagnostics. The majority of research and development expenditures over the three years were concentrated on pharmaceutical products. $2.9 billion of Abbott's 2012 research and development expenses related to Abbott's pharmaceutical products, of which $2.2 billion was directly allocated to the Proprietary Pharmaceutical Products segment. In 2012, research and development expenditures totaled $367 million for the Vascular Products segment, $382 million for the Diagnostics Products segment, $275 million for the Established Pharmaceutical Products segment and $186 million for the Nutritional Products segment.

Selling, general and administrative expenses decreased 5.5 percent in 2012 and increased 22.9 percent in 2011 and 23.4 percent in 2010. 2012 includes approximately $405 million related to the separation of AbbVie from Abbott and a $100 million litigation charge related to the government investigation related to *Depakote* while 2011 includes a litigation charge of $1.5 billion related to the *Depakote* investigation. Excluding separation costs, litigation charges and Solvay-related restructuring and integration costs, selling, general and administrative expenses increased 4.6 percent in 2012 and 6.7 percent in 2011. Excluding charges related to Solvay restructuring and integration projects, selling, general and administrative expenses in 2010 increased 18.2 percent. This increase, exclusive of the effects of the restructuring and integration charges, reflects the acquisitions of Solvay's pharmaceuticals business in 2010 and Advanced Medical Optics, Inc. in 2009 and higher provisions for litigation in 2010. The remaining increases in selling, general and administrative expenses over the three year period were due primarily to increased selling and marketing support for new and existing products, including continued spending for *HUMIRA*, inflation, and in 2011, the impact of the pharmaceutical fee imposed by U.S. healthcare reform legislation.

Restructurings

In 2012, Abbott management approved plans to streamline various commercial operations in order to reduce costs and improve efficiencies in Abbott's core diagnostics, established pharmaceutical and nutritionals businesses. Abbott recorded employee related severance charges of approximately $167 million in 2012. Additional charges of approximately $22 million were also recorded in 2012, primarily for asset impairments. Approximately $70 million is recorded in Cost of products sold and approximately $119 million as Selling, general and administrative expense. As of December 31, 2012, no significant cash payments have been made relating to these actions.

In 2011 and prior years, Abbott management approved plans to realign its worldwide pharmaceutical and vascular manufacturing operations and selected domestic and international commercial and research and development operations in order to reduce costs. In 2011 and 2010, Abbott recorded charges of approximately $194 million and $56 million, respectively, reflecting the impairment of manufacturing facilities and other assets, employee severance and other related charges. Approximately $76 million in 2011 is classified as Cost of products sold, $69 million as Research and development and $49 million as Selling, general and administrative. Approximately $56 million in 2010 is classified as Cost of products sold. The following summarizes the activity for these restructurings:

(dollars in millions)	
Accrued balance at January 1, 2010	$ 145
2010 restructuring charges	56
Payments, impairments and other adjustments	(124)
Accrued balance at December 31, 2010	77
2011 restructuring charges	194
Payments, impairments and other adjustments	(94)
Accrued balance at December 31, 2011	177
Payments and other adjustments	(48)
Accrued balance at December 31, 2012	$ 129

An additional $110 million, $25 million and $13 million were recorded in 2012, 2011 and 2010, respectively, relating to these restructurings, primarily for accelerated depreciation.

In 2012 and 2010, Abbott management approved restructuring plans primarily related to the acquisition of Solvay's pharmaceuticals business. These plans streamline operations, improve efficiencies and reduce costs in certain Solvay sites and functions as well as in certain Abbott and Solvay commercial organizations in various countries. In 2012, Abbott recorded a charge of approximately $150 million for employee severance and contractual obligations, primarily related to the exit from a research and development facility. Approximately $142 million is recorded as Research and development and $8 million as Selling, general and administrative. In 2010, Abbott recorded charges to Cost of products sold, Research and development and Selling, general and administrative of approximately $99 million, $152 million and $272 million, respectively. The following summarizes the activity for these restructurings:

(dollars in millions)	
2010 restructuring charge	$ 523
Payments, impairments and other adjustments	(113)
Accrued balance at December 31, 2010	410
Payments and other adjustments	(302)
Accrued balance at December 31, 2011	108
Restructuring charges	150
Payments and other adjustments	(143)
Accrued balance at December 31, 2012	$ 115

Financial Review

An additional $38 million, $102 million and $12 million were recorded in 2012, 2011 and 2010, respectively, relating to these restructurings, primarily for additional employee severance and accelerated depreciation.

In 2011 and 2008, Abbott management approved plans to streamline global manufacturing operations, reduce overall costs, and improve efficiencies in Abbott's core diagnostic business. In 2011, a charge of $28 million was recorded in Cost of products sold. The following summarizes the activity for these restructurings:

(dollars in millions)	
Accrued balance at January 1, 2010	$ 98
Payments and other adjustments	(10)
Accrued balance at December 31, 2010	88
2011 restructuring charge	28
Payments and other adjustments	(37)
Accrued balance at December 31, 2011	79
Payments and other adjustments	(23)
Accrued balance at December 31, 2012	$ 56

In addition, charges of approximately $16 million, $42 million and $60 million were recorded in 2012, 2011 and 2010, primarily for accelerated depreciation and product transfer costs.

Interest expense and Interest (income)

In 2012, interest expense increased primarily due to bridge facility fees related to the separation of AbbVie from Abbott. In 2011, interest expense decreased due to lower debt levels. Interest income in 2012 and 2011 decreased as a result of lower rates. In 2010, interest expense increased due primarily to increased debt levels. Interest income decreased in 2010 due to lower investment balances.

Change in Accounting Principle and Other (income) expense, net

Prior to January 1, 2011, the accounts of foreign subsidiaries were consolidated based on a fiscal year ended November 30 due to the time needed to consolidate these subsidiaries. Effective January 1, 2011, the one month lag in the consolidation of the accounts of foreign subsidiaries was eliminated and the year-end of foreign subsidiaries was changed to December 31. Abbott believes that the change in accounting principle related to the elimination of the one month reporting lag is preferable because it results in more contemporaneous reporting of the results of foreign subsidiaries. In accordance with applicable accounting literature, a change in subsidiaries' year-end is treated as a change in accounting principle and requires retrospective application. The cumulative effect of the change was an increase in retained earnings of $289 million as of January 1, 2009 and a corresponding decrease in other long-term liabilities. The impact of the change was not material to the results of operations for the previously reported annual and interim periods after January 1, 2009, and thus, those results have not been revised. A charge of $137 million was recorded to Other (income) expense, net in 2011 to recognize the cumulative immaterial impacts to 2009 and 2010. Had the financial statements been revised, net sales, operating earnings and net earnings in 2010 would have decreased by $21 million, $195 million and $175 million, respectively.

Other (income) expense, net, for 2012 includes income of approximately $60 million from the resolution of a contractual agreement and a loss of approximately $62 million for the impairment of certain equity securities. Other (income) expense, net, for 2011 includes $56 million of fair value adjustments and accretion in the contingent consideration related to the acquisition of Solvay's pharmaceutical business. Other (income) expense, net, for 2012, 2011 and 2010 also includes ongoing contractual payments from Takeda associated with the conclusion of the TAP joint venture.

Net Loss on Extinguishment of Debt

In the fourth quarter of 2012, Abbott extinguished $7.7 billion of long-term debt. Abbott incurred a cost of $1.35 billion to extinguish this debt, net of gains from the unwinding of interest rate swaps related to the debt.

Taxes on Earnings

The income tax rates on earnings were 4.8 percent in 2012, 9.0 percent in 2011 and 19.0 percent in 2010. Taxes on earnings in 2012 reflect the $493 million effect of the tax rate applied to Abbott's net debt extinguishment loss as well as the recognition of $408 million of tax benefits as a result of the favorable resolution of various tax positions pertaining to a prior year, which also decreased the gross amount of unrecognized tax benefits by approximately $560 million. Taxes on earnings in 2011 reflect the effect of the tax rate applied to a litigation reserve and the recognition of $580 million of tax benefits as a result of the favorable resolution of various tax positions pertaining to prior years, which also decreased the gross amount of unrecognized tax benefits by approximately $1.3 billion. Exclusive of these discrete items, the effective rates are lower than the U.S. federal statutory rate of 35 percent due primarily to the benefit of lower foreign tax rates and tax exemptions that reduced the tax rates by 24.9, 22.9, and 19.4 percentage points in 2012, 2011 and 2010, respectively. The tax rate reductions are primarily derived from operations in Puerto Rico, Switzerland, Ireland and Singapore where Abbott benefits from a combination of favorable statutory tax rules, tax rulings, grants, and exemptions. See Note 5 to the consolidated financial statements for a full reconciliation of the effective tax rate to the U.S. federal statutory rate.

As a result of the American Taxpayer Relief Act of 2012 signed into law in January 2013, Abbott expects to record a tax benefit of approximately $100 million in the first quarter of 2013 for the retroactive extension of the research tax credit and the look-through rules of section 954(c)(6) of the Internal Revenue Code to the beginning of 2012. Excluding this and any other discrete items, Abbott expects to apply an annual effective rate of approximately 21 percent.

As a result of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act which were signed into law in 2010, Abbott recorded a charge of approximately $60 million in 2010 to reduce deferred tax assets associated with retiree health care liabilities related to the Medicare Part D retiree drug subsidy.

In October 2010, Puerto Rico enacted legislation that assesses a tax beginning in 2011 on certain products manufactured in Puerto Rico. The tax is levied on gross intercompany purchases from Puerto Rican entities and is included in inventory costs. In 2012 and 2011, cost of goods sold included $187 million and $111 million, respectively, related to this tax. The tax is creditable for U.S. income tax purposes.

Research and Development Programs

Abbott currently has numerous pharmaceutical, medical and nutritional products in development.

Research and Development Process

In the Proprietary Pharmaceuticals segment, the research and development process generally begins with discovery research which focuses on the identification of a molecule that has a desired effect against a given disease. If preclinical testing of an identified compound proves successful, the compound moves into clinical development which generally includes the following phases:

- Phase I — involves the first human tests in a small number of healthy volunteers to assess tolerability and potential dosing.
- Phase II — tests the molecule's efficacy against the disease in a small group of patients.
- Phase III — tests a molecule that demonstrates favorable results in the earlier phases in a significantly larger patient population to further demonstrate efficacy and safety based on regulatory criteria.

The clinical trials from all of the development phases provide the data required to prepare and submit a New Drug Application (NDA), a Biological License Application (BLA) or other submission for regulatory approval to the U.S. Food and Drug Administration (FDA) or similar government agencies outside the U.S. The specific requirements (e.g., scope of clinical trials) for obtaining regulatory approval vary across different countries and geographic regions.

The research and development process from discovery through a new drug launch typically takes 8 - 12 years and can be even longer. There is a significant amount of uncertainty inherent in the research and development of new pharmaceutical products and there is no guarantee when, or if, a molecule will receive the regulatory approval required to launch a new drug or indication.

In addition to the development of new products and new formulations, proprietary pharmaceutical research and development projects also may include Phase IV trials, sometimes called post-marketing studies. For such projects, clinical trials are designed and conducted to collect additional data regarding, among other parameters, the benefits and risks of an approved drug.

In the Established Pharmaceuticals segment, the development process focuses on the geographic expansion and continuous improvement of the segment's existing products to provide benefits to patients and customers. As Established Pharmaceuticals does not actively pursue primary research, development usually begins with work on existing products or after the acquisition of an advanced stage licensing opportunity.

Depending upon the product, the phases of development may include:

- Drug product development
- Phase I bioequivalence studies to compare a future Established Pharmaceutical's brand with an already marketed compound with the same active pharmaceutical ingredient (API).
- Phase II studies to test the efficacy of benefits in a small group of patients.
- Phase III studies to broaden the testing to a wider population that reflects the actual medical use.
- Phase IV and other post-marketing studies to obtain new clinical use data on existing products within approved indications.

The specific requirements (e.g. scope of clinical trials) for obtaining regulatory approval vary across different countries and geographic regions. The process may range from one year for a bioequivalence study project to 6 or more years for complex formulations, new indications, or geographic expansion in specific countries such as China.

In the Diagnostics segment, the phases of the research and development process include:

- Discovery which focuses on identification of a product that will address a specific therapeutic area, platform, or unmet clinical need,
- Concept/Feasibility during which the materials and manufacturing processes are evaluated, testing may include product characterization and analysis is performed to confirm clinical utility, and
- Development during which extensive testing is performed to demonstrate that the product meets specified design requirements and that the design specifications conform to user needs and intended uses.

As with pharmaceutical products, the regulatory requirements for diagnostic products vary across different countries and geographic regions. In the U.S., the FDA classifies diagnostic products into classes (I, II, or III) and the classification determines the regulatory process for approval. While the Diagnostics segment has products in all three classes, the vast majority of its products are categorized as Class I or Class II. Submission of a separate regulatory filing is not required for Class I products. Class II devices typically require pre-market notification to the FDA through a regulatory filing known as a 510(k) submission. Most Class III products are subject to the FDA's Pre-Marketing Approval (PMA) requirements. Other Class III products, such as those used to screen blood, require the submission and approval of a BLA.

In the EU, diagnostic products are also categorized into different categories and the regulatory process, which is governed by the European In Vitro Diagnostic Medical Device Directive, depends upon the category. Certain product categories require review and approval by an independent company, known as a Notified Body, before the manufacturer can affix a CE mark to the product to show compliance with the Directive. Other products only require a self-certification process.

In the Vascular segment, the research and development process begins with research on a specific technology that is evaluated for feasibility and commercial viability. If the research program passes that hurdle, it moves forward into development. The development process includes evaluation and selection of a product design, completion of clinical trials to test the product's safety and efficacy, and validation of the manufacturing process to demonstrate its repeatability and ability to consistently meet pre-determined specifications.

Financial Review

Similar to the diagnostic products discussed above, in the U.S., vascular products are classified as Class I, II, or III. Most of Abbott's vascular products are classified as Class II devices that follow the 510(k) regulatory process or Class III devices that are subject to the PMA process.

In the EU, vascular products are also categorized into different classes and the regulatory process, which is governed by the European Medical Device Directive, varies by class. Each product must bear a CE mark to show compliance with the Directive. Some products require submission of a design dossier to the appropriate regulatory authority for review and approval prior to CE marking of the device. For other products, the company is required to prepare a technical file which includes testing results and clinical evaluations but can self-certify its ability to apply the CE mark to the product. Outside the U.S. and the EU, the regulatory requirements vary across different countries and regions.

After approval and commercial launch of some vascular products, post-market trials may be conducted either due to a conditional requirement of the regulatory market approval or with the objective of proving product superiority.

In the Nutritional segment, the research and development process generally focuses on identifying and developing ingredients and products that address the nutritional needs of particular populations (e.g., infants, athletes) or patients (e.g., people with diabetes). Depending upon the country and/or region, if claims regarding a product's efficacy will be made, clinical studies typically must be conducted. Most other product development, such as a product form change from liquid to powder, generally does not necessitate clinical studies.

In the U.S., the FDA requires that it be notified of proposed new formulations and formulation or packaging changes related to infant formula products. Prior to the launch of an infant formula or product packaging change, the company is required to obtain the FDA's confirmation that it has no objections to the proposed product or packaging. For other nutrition products, notification or pre-approval from the FDA is not required unless the product includes a new food additive. In some countries, regulatory approval may be required for certain nutritional products, including infant formula and medical nutritional products.

Areas of Focus

In 2013 and beyond, Abbott's significant areas of therapeutic focus will include the following:

Established Pharmaceuticals – Abbott is actively working on plans for about 20 - 30 key brands. Depending on the product, the development activities focus on new data, markets, formulations, combinations, or indications. Abbott focuses on building country-specific portfolios made up of global and local pharmaceutical brands that best meet each local market's needs. Over the next several years, Established Pharmaceuticals will work to expand the market for many of its products through registrations across multiple geographies, including key emerging markets.

Vascular – Ongoing projects in the pipeline include:

- *Xience Xpedition*, our next-generation drug-eluting stent (DES) with enhanced deliverability and an expanded size matrix. It utilizes the *Xience PRIME* stent, everolimus and biocompatible coating technology but incorporates new catheter technology for improved deliverability. *Xience Xpedition* received U.S. regulatory approval in December 2012 and is also available in Europe and parts of Asia and Latin America. Abbott expects to launch the product in additional markets in 2013.
- *Absorb*, the world's first drug eluting bioresorbable vascular scaffold (BVS) device for the treatment of coronary artery disease that is gradually resorbed into the vessel wall. In January 2013 Abbott initiated the ABSORB III clinical trial which is designed to enroll approximately 2,250 patients of which the majority will be in the U.S. The data from this trial will be used to support the U.S. regulatory filing of Absorb. In 2011 Abbott released five-year data from its ABSORB clinical trial, which showed efficacy and safety results consistent with the four-year data. In 2011 after receiving CE Mark approval for Absorb, Abbott initiated a randomized, controlled clinical trial to further study the device in an expanded population in Europe. In 2010, Abbott initiated the ABSORB EXTEND clinical trial which will enroll up to 1,000 patients with more complex coronary artery disease.
- *MitraClip* device for the treatment of mitral regurgitation – Abbott's *MitraClip* system which is on the market in Europe and in parts of Asia and Latin America is currently under review for approval by the FDA. An amended filing to the FDA was submitted in December 2011. A FDA panel is expected to review the filing in the first half of 2013.
- Coronary and endovascular core product projects, including new coronary and endovascular guide wires. The *Absolute Pro* and *Omnilink Elite* stent systems, both for the treatment of iliac artery disease, a form of peripheral artery disease that affects the lower extremities, were launched in the U.S. in 2012.

Medical Optics – Abbott is developing a number of new products for patients undergoing cataract surgery, which are designed to improve physician efficiency and patient outcomes. Abbott has developed advanced intraocular lenses (IOLs) that address astigmatism as well as presbyopia. The Tecnis brand monofocal Toric IOL, which is sold in Europe, is currently undergoing U.S. regulatory review. A multifocal version of the Toric IOL was launched in a number of international markets in 2012. A preloaded IOL insertion system that is designed to improve surgeon efficiency is also currently under regulatory review in the U.S.; the product was launched in Europe in 2012. Abbott is continuing the development activities required to obtain U.S. approval for an enhanced version of the Synchrony IOL which is designed to mimic the eye's natural ability to change focus and deliver improved vision at all distances; this product was launched in Europe in late 2012. Abbott has also developed a new diagnostic instrument and laser treatment planning software which is designed to improve visual outcomes. After the receipt of CE Mark approval in November 2011, this instrument and software were launched in Europe in 2012. A PMA filing for U.S. regulatory approval of this product was submitted in 2012.

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Molecular Diagnostics – Various new molecular in vitro diagnostic (IVD) products, including oncology and infectious disease assays and a next generation instrument system are in various stages of development and commercialization. Abbott's companion diagnostic test for an ALK gene rearrangement test for non-small-cell lung cancer has been approved in more than 40 countries around the world. In 2012, companion diagnostic efforts were expanded to include collaborative efforts with multiple major pharmaceutical companies. In the U.S., an assay to genotype HCV-infected patients to aid in the choice of an appropriate therapy was submitted for regulatory approval. Additional assays for infectious diseases including MTb and MTb drug resistance are in development.

Core Laboratory Diagnostics – Abbott is working on the development of assays in various areas including infectious disease, cardiac care, fertility and metabolics, and on next-generation blood screening, hematology, and immunochemistry instrument systems. Abbott is also focusing on near-term launches of automation solutions, such as its next-generation track system, ACCELERATOR a3600 to increase efficiency in laboratories.

Diabetes Care – In the first quarter of 2012, Abbott obtained U.S. regulatory approval for its *FreeStyle InsuLinx* blood glucose monitoring system that includes a touch-screen interface and other features designed to support the insulin-using patient. After receiving CE Mark for this system in May 2011 and Health Canada approval in October 2011, Abbott is continuing to provide R&D support as the product is launched in additional markets. Development is also continuing on an updated hospital blood glucose monitoring system for which a filing for approval is projected to be submitted in the U.S. during the first half of 2013. Abbott is also developing a next-generation monitoring system under the Precision product platform and for which Abbott anticipates submitting filings for approval in various markets in the second half of 2013.

Nutrition – Abbott is focusing its research and development spend on six benefit platforms that span the pediatric, adult and performance nutrition areas: immunity, cognition, lean body mass, inflammation, metabolism and tolerance. Numerous new products that build on advances in these benefit platforms are currently under development and are expected to be launched over the coming years.

Given the diversity of Abbott's business, its intention to remain a broad-based healthcare company and the numerous sources for potential future growth, no individual project is expected to be material to cash flows or results of operations over the next five years. Factors considered included research and development expenses projected to be incurred for the project over the next year relative to Abbott's total research and development expenses as well as qualitative factors, such as marketplace perceptions and impact of a new product on Abbott's overall market position. There were no delays in Abbott's 2012 research and development activities that are expected to have a material impact on operations.

While the aggregate cost to complete the numerous projects currently in development is expected to be material, the total cost to complete will depend upon Abbott's ability to successfully complete each project, the rate at which each project advances, and the ultimate timing for completion. Given the potential for significant delays and the high rate of failure inherent in the research and development of new pharmaceutical and medical device products and technologies, it is not possible to accurately estimate the total cost to complete all projects currently in development. After the separation of AbbVie, Abbott plans to manage its portfolio of projects to achieve research and development spend equal to approximately 6 percent to 7 percent of sales each year. Abbott does not regularly accumulate or make management decisions based on the total expenses incurred for a particular development phase in a given period.

Business Combinations, Technology Acquisitions and Related Transactions

On September 8, 2010, Abbott acquired Piramal Healthcare Limited's Healthcare Solutions business, a leader in the Indian branded generics market, for $2.2 billion, in cash, plus additional payments of $400 million annually in 2011, 2012, 2013 and 2014. Abbott recorded a $1.6 billion liability for the present value of the additional payments at the acquisition date. The acquisition was financed with cash. The allocation of the fair value of the acquisition resulted in the recording of $2.7 billion of deductible acquired intangible assets and $1.0 billion of deductible goodwill. Acquired intangible assets consist primarily of trade names, customer relationships and associated rights and are amortized over an average of 19 years.

In February 2010, Abbott acquired Solvay's pharmaceuticals business (Solvay Pharmaceuticals) for approximately $6.1 billion, in cash, plus additional payments of up to EUR 100 million per year if certain sales milestones are met in 2011, 2012 and 2013. Contingent consideration of approximately $290 million was recorded. The acquisition of Solvay Pharmaceuticals provided Abbott with a large and complementary portfolio of pharmaceutical products and expands Abbott's presence in key global emerging markets. Abbott acquired control of this business on February 15, 2010 and the financial results of the acquired operations are included in these financial statements beginning on that date. Net sales for the acquired operations for 2010 were approximately $3.1 billion. Pretax loss of the acquired operations, including acquisition, integration and restructuring expenses, for 2010 was approximately $395 million. The acquisition was funded with cash and short-term investments. The allocation of the fair value of the acquisition resulted in the recording of $2.2 billion of non-deductible goodwill, $4.1 billion of non-deductible intangible assets, $500 million of non-deductible acquired in-process research and development assets, net tangible assets of $700 million and deferred income taxes of $1.1 billion. Acquired intangible assets consist primarily of product rights for currently marketed products and are amortized over 2 to 14 years

Financial Review

(average of 11 years). Acquired in-process research and development projects are accounted for as indefinite lived intangible assets until regulatory approval or discontinuation. The net tangible assets acquired consist primarily of trade accounts receivable of approximately $675 million, inventory of approximately $390 million, property and equipment of approximately $725 million, net of assumed liabilities, primarily trade accounts payable, accrued compensation and other liabilities.

Had the acquisition of Solvay Pharmaceuticals taken place on January 1, 2010, unaudited pro forma net sales, net earnings and diluted earnings per share for 2010 would have been $35.8 billion, $4.6 billion and $2.96, respectively. The pro forma information includes adjustments for amortization of intangible assets and fair value adjustments to acquisition-date inventory as well as acquisition, integration and restructuring expenses. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed date.

In March 2010, Abbott acquired STARLIMS Technologies for approximately $100 million, in cash, net of cash held by STARLIMS, providing Abbott with leading products and expertise to build its position in laboratory informatics. A substantial portion of the fair value of the acquisition has been allocated to goodwill and amortizable intangible assets. In April 2010, Abbott acquired the outstanding shares of Facet Biotech Corporation for approximately $430 million, in cash, net of cash held by Facet. The acquisition enhanced Abbott's early- and mid-stage pharmaceutical pipeline, including a biologic for multiple sclerosis and compounds that complement Abbott's oncology program. A substantial portion of the fair value of the acquisition was allocated to acquired in-process research and development that is accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation.

Except for the acquisition of Solvay Pharmaceuticals, had the above acquisitions taken place on January 1 of the previous year, consolidated net sales and income would not have been significantly different from reported amounts.

Abbott's Proprietary Pharmaceutical Products segment has entered into various collaboration research and development agreements. In 2012, Abbott acquired AP214, a drug under development for the prevention of acute kidney injury associated with major cardiac surgery in patients at increased risk, and as a result of this transaction, Abbott recorded a charge to acquired in-process and collaborations research and development of $110 million. In addition, in 2012, Abbott entered into a global collaboration to develop and commercialize an oral, next-generation JAK1 inhibitor in Phase II development with the potential to treat multiple autoimmune diseases, and as a result of this transaction Abbott recorded a charge to acquired in-process and collaborations research and development of $150 million. Additional payments of approximately $1.2 billion could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. Under another collaboration, Abbott was granted the rights in 2012 to utilize up to three antibody-drug conjugate compounds and Abbott recorded a charge to acquired in-process and collaborations research and development of $28 million. Additional payments of approximately $220 million for each licensed compound could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. In connection with the acquisition of Solvay Pharmaceuticals, the achievement of a certain sales milestone resulted in a payment of approximately $134 million in the first quarter of 2012 for which a liability was previously established.

During 2010 and 2011, Abbott entered into a series of transactions with Reata Pharmaceuticals which included (1) a collaboration agreement for the joint development and commercialization of second generation oral antioxidant inflammation modulators resulting in a charge to acquired in-process and collaborations research and development of $400 million in 2011, (2) an agreement to acquire licensing rights outside the U.S., excluding certain Asian markets, to bardoxolone methyl, a product in development for the treatment of chronic kidney disease resulting in a charge to acquired in-process and collaborations research and development of $238 million in 2010 and (3) the acquisition of equity interests in Reata of $62 million each in 2011 and 2010. In 2011, certain milestones were achieved in the development for the treatment of chronic kidney disease and charges to acquired in-process and collaborations research and development of $188 million were recorded. In the first quarter of 2012, $50 million of research and development expense was recorded related to the achievement of a clinical development milestone under the license agreement. The license agreement requires additional payments of up to $150 million if certain development and regulatory milestones associated with the chronic kidney disease compound are achieved.

On October 17, 2012 Reata informed Abbott that it is discontinuing the Phase III clinical study for bardoxolone methyl for chronic kidney disease. Reata and Abbott will closely examine the data from this study to determine whether there is an appropriate path forward for the development of bardoxolone methyl in chronic kidney disease or other indications. In the fourth quarter of 2012, Abbott recorded a charge of approximately $50 million for the impairment of the equity investment in Reata.

In 2011, Abbott entered into an agreement with Biotest AG to develop and commercialize a treatment for rheumatoid arthritis and psoriasis resulting in a charge to acquired in-process and collaborations research and development of $85 million. Additional payments totaling up to $395 million based on projected regulatory approval timelines could be required for the achievement of certain development, regulatory and commercial milestones under this agreement. In 2010, Abbott entered into an agreement with Neurocrine Biosciences to develop and commercialize a product for the treatment of endometriosis resulting in a charge to acquired in-process and collaborations research and development of $75 million. Additional payments of approximately $500 million could be required for the achievement of certain development, regulatory and commercial milestones under this agreement.

Financial Review

Goodwill

At December 31, 2012, goodwill recorded as a result of business combinations totaled $15.8 billion. Goodwill is reviewed for impairment annually or when an event that could result in an impairment occurs. The results of the last impairment test indicated that the fair value of each reporting unit was substantially in excess of its carrying value except for the Medical Optics unit. While the fair value of the Medical Optics business exceeds its carrying value, extended economic pressure on government-reimbursed cataract procedures in Europe and on the global LASIK surgery business as well as longer regulatory approval timelines for products currently under development could result in a valuation in the future where the fair value of the Medical Optics unit has declined below its carrying value, thereby triggering the requirement to estimate the implied fair value of the goodwill and measure for impairment.

Financial Condition

Cash Flow

Net cash from operating activities amounted to $9.3 billion, $9.0 billion and $8.7 billion in 2012, 2011 and 2010, respectively. Trade accounts payable and other liabilities in Net cash from operating activities in 2012 includes the payment of approximately $1.5 billion related to a litigation accrual recorded in 2011. This was partially offset by increases in other liabilities, primarily restructuring reserves. Income taxes payable in 2012 and 2011 includes $408 million and $580 million, respectively, of tax benefits related to the favorable resolution of various tax positions pertaining to prior years. While substantially all cash and cash equivalents at December 31, 2012 that will be retained by Abbott after the separation and all cash and cash equivalents at December 31, 2011 and 2010 is considered reinvested indefinitely in foreign subsidiaries, Abbott does not expect such reinvestment to affect its liquidity and capital resources. If these funds were needed for operations in the U.S., Abbott would be required to accrue and pay U.S. income taxes to repatriate these funds. Abbott believes that it has sufficient sources of liquidity to support its assumption that the disclosed amount of undistributed earnings at December 31, 2012 can be considered to be reinvested indefinitely. Abbott funded $379 million in 2012, $394 million in 2011 and $525 million in 2010 to defined pension plans. Abbott expects pension funding for its main domestic pension plan of $170 million in 2013; the decrease primarily reflects the separation of AbbVie and the transfer of certain plan assets and liabilities to AbbVie. Abbott expects annual cash flow from operating activities to continue to exceed Abbott's capital expenditures and cash dividends.

For 2010, the reductions in cash and cash equivalents due to the effect of exchange rate changes was primarily driven by the impact of changes in the value of the U.S. dollar compared to the euro on non-dollar denominated cash and cash equivalents. While future fluctuations in the value of the U.S. dollar against foreign currencies could have a substantial effect on the dollar value of Abbott's cash and cash equivalents, such fluctuations are not expected to materially impact Abbott's liquidity.

Debt and Capital

At December 31, 2012, Abbott's long-term debt rating was A+ by Standard & Poor's Corporation and A1 by Moody's Investors Service. In 2012, Abbott replaced unused lines of credit of $3.0 billion and $3.7 billion that were to expire in October 2012 and in 2013, respectively, with two five-year credit facilities totaling $7.0 billion that support commercial paper borrowing arrangements. One of the credit facilities totaling $2.0 billion will support AbbVie commercial paper borrowings after separation and expired for Abbott at the separation of AbbVie from Abbott on January 1, 2013.

In 2012, Abbott redeemed $7.7 billion of long-term notes in preparation for the separation of AbbVie from Abbott and repaid $1 billion of long-term notes that were due in 2012. In addition, AbbVie Inc., a wholly owned subsidiary of Abbott, issued $14.7 billion of long-term notes that were guaranteed by Abbott until AbbVie's separation from Abbott on January 1, 2013. In 2011, Abbott repaid $2.0 billion of long-term notes using primarily short-term borrowings. Under a registration statement filed with the Securities and Exchange Commission in February 2009, Abbott issued $3.0 billion of long-term debt in the second quarter of 2010 with maturity dates in 2015, 2020 and 2040 and interest rates of 2.7 percent, 4.125 percent and 5.3 percent, respectively. The debt due in 2015 was extinguished in 2012. Proceeds from this debt were used to pay down short-term borrowings.

In October 2008, the board of directors authorized the purchase of up to $5 billion of Abbott's common shares from time to time. Under this authorization, 37.0 million and 14.8 million shares were purchased in 2012 and 2010 at a cost of approximately $2.2 billion and $800 million, respectively. No shares were purchased under this authorization in 2011. Abbott plans to purchase shares from time to time in 2013.

The judgment entered in 2009 by the U.S. District Court for the Eastern District of Texas against Abbott in its litigation with New York University and Centocor, Inc. required Abbott to secure the judgment in the event that its appeal to the Federal Circuit court was unsuccessful in overturning the district court's decision. In the first quarter of 2010, Abbott deposited $1.87 billion with an escrow agent and considered these assets to be restricted. On February 23, 2011, the Federal Circuit reversed the district court's final judgment and found Centocor's patent invalid. On April 25, 2011, Centocor petitioned the Federal Circuit to rehear and reconsider the decision. In June 2011 the Federal Circuit denied Centocor's petition and the restrictions on the funds were lifted.

Financial Review

Working Capital

Working capital was $18.0 billion at December 31, 2012, $8.3 billion at December 31, 2011 and $5.1 billion at December 31, 2010. The increase in working capital in 2012 was due primarily to higher cash generated from operating activities and higher cash and investments as a result of the net issuance of long-term debt in connection with the separation of AbbVie from Abbott. The increase in working capital in 2011 was due primarily to higher cash generated from operating activities and lower debt levels. The decrease in working capital in 2010 was due primarily to cash and investments used to acquire Solvay's pharmaceuticals business and Piramal Healthcare Limited's Healthcare Solutions business.

Substantially all of Abbott's trade receivables in Italy, Spain, Portugal, and Greece are with governmental health systems. Given the economic conditions and sovereign debt issues in these countries, the time it takes to collect outstanding receivables increased in 2011. In 2012, collection times improved relative to 2011 with the exception of Greece. Outstanding net governmental receivables in these countries at December 31, 2012 were:

(dollars in millions)	Net Receivables	Percentage Over One Year Past Due
Italy	$564	16.2
Spain	431	0.8
Portugal	121	28.4
Greece	88	29.6

With the exception of Greece, Abbott historically has collected almost all of the outstanding receivables in these countries. Abbott continues to monitor the credit worthiness of customers located in these and other geographic areas and establishes an allowance against a trade receivable when it is probable that the balance will not be collected. In addition to closely monitoring economic conditions and budgetary and other fiscal developments in these countries, Abbott regularly communicates with its customers regarding the status of receivable balances, including their payment plans and obtains positive confirmation of the validity of the receivables. Abbott also monitors the potential for and periodically has utilized factoring arrangements to mitigate credit risk although the receivables included in such arrangements have historically not been a material amount of total outstanding receivables. If government funding were to become unavailable in these countries or if significant adverse changes in their reimbursement practices were to occur, Abbott may not be able to collect the entire balance.

Capital Expenditures

Capital expenditures of $1.8 billion in 2012, $1.5 billion in 2011 and $1.0 billion in 2010 were principally for upgrading and expanding manufacturing, research and development, and administrative support facilities in all segments, investments in information technology, and laboratory instruments placed with customers.

Contractual Obligations

The table below summarizes Abbott's estimated contractual obligations as of December 31, 2012. The amounts do not reflect the separation of AbbVie from Abbott on January 1, 2013. After the separation of AbbVie from Abbott on January 1, 2013, principal payments required on long-term debt outstanding and retained by Abbott are $309 million in 2013 and $3.3 billion in 2019 and thereafter. Payments on long-term debt to be made by AbbVie, including interest, total approximately $19.6 billion.

(dollars in millions)	Payment Due By Period				
	Total	2013	2014-2015	2016-2017	2018 and Thereafter
Long-term debt, including current maturities and future interest payments	$26,403	$ 839	$ 5,039	$4,929	$15,596
Operating lease obligations	795	146	234	170	245
Capitalized auto lease obligations	92	31	61	—	—
Purchase commitments (a)	3,154	3,048	88	1	17
Other long-term liabilities reflected on the consolidated balance sheet —					
Benefit plan obligations	5,126	—	1,024	1,149	2,953
Other	3,869	—	3,682	32	155
Total (b)	$39,439	$4,064	$10,128	$6,281	$18,966

(a) Purchase commitments are for purchases made in the normal course of business to meet operational and capital expenditure requirements.

(b) Unrecognized tax benefits totaling $2.0 billion are excluded from the table above as Abbott is unable to reasonably estimate the period of cash settlement with the respective taxing authorities on such items.

Financial Review

Contingent Obligations

Abbott has periodically entered into agreements in the ordinary course of business, such as assignment of product rights, with other companies which has resulted in Abbott becoming secondarily liable for obligations that Abbott was previously primarily liable. Since Abbott no longer maintains a business relationship with the other parties, Abbott is unable to develop an estimate of the maximum potential amount of future payments, if any, under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. In addition, Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

Legislative Issues

In 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively referred to herein as "health care reform legislation") were signed into law in the U.S. Health care reform legislation included an increase in the basic Medicaid rebate rate from 15.1 percent to 23.1 percent and extended the rebate to drugs provided through Medicaid managed care organizations.

Beginning in 2013, health care reform legislation will eliminate the federal income tax deduction for prescription drug expenses of retirees for which Abbott receives reimbursement under the Medicare Part D retiree drug subsidy program. As a result, Abbott recorded a charge of approximately $60 million in the first quarter 2010 to reduce deferred tax assets associated with retiree health care liabilities.

In 2011, Abbott began recording the annual fee imposed by health care reform legislation on companies that sell branded prescription drugs to specified government programs. The amount of the annual fee is based on the ratio of certain of Abbott's sales as compared to the total such sales of all covered entities multiplied by a fixed dollar amount specified in the legislation by year. In 2011, additional rebates were incurred related to the Medicare Part D coverage gap "donut hole." Beginning in 2013, Abbott will record the 2.3 percent excise tax imposed by health care reform legislation on the sale of certain medical devices in the U.S.

Abbott's primary markets are highly competitive and subject to substantial government regulations throughout the world. Abbott expects debate to continue over the availability, method of delivery, and payment for health care products and services. It is not possible to predict the extent to which Abbott or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in Item 1, Business, and Item 1A, Risk Factors, to the Annual Report on Form 10-K.

Private Securities Litigation Reform Act of 1995 – A Caution Concerning Forward-Looking Statements

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Abbott cautions investors that any forward-looking statements or projections made by Abbott, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, Risk Factors, to the Annual Report on Form 10-K.


$150
$100
$50
2007
2008
2009
2010
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2012
Abbott Laboratories
S&P 500 Index
S&P 500 Health Care

Performance Graph

This graph compares the change in Abbott's cumulative total shareholder return on its common shares with the Standard & Poor's 500 Index and the Standard & Poor's 500 Health Care Index.

Assuming $100 invested on 12/31/07 with dividends reinvested.

Summary of Selected Financial Data

(dollars in millions, except per share data)

Year Ended December 31	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Summary of Operations:											
Net Sales	$39,873.9	38,851.3	35,166.7	30,764.7	29,527.6	25,914.2	22,476.3	22,337.8	19,680.0	17,280.3	15,279.5
Cost of products sold	$15,119.7	15,540.6	14,665.2	13,209.3	12,612.0	11,422.0	9,815.1	10,641.1	8,884.2	7,774.2	6,820.5
Research and development (a)	$ 4,322.2	4,129.4	3,724.4	2,743.7	2,688.1	2,505.6	2,255.3	1,821.2	1,696.8	1,623.8	1,474.5
Selling, general and administrative	$12,059.5	12,756.8	10,376.3	8,405.9	8,435.6	7,408.0	6,349.7	5,496.1	4,921.8	4,808.1	3,724.9
Operating earnings	$ 8,084.5	5,751.9	6,087.6	6,235.7	5,693.8	4,578.5	2,042.2	4,362.3	3,898.3	2,974.0	3,151.9
Interest expense	$ 592.4	530.1	553.1	519.7	528.5	593.1	416.2	241.4	200.2	188.3	238.9
Interest income	$ 79.2	(85.2)	(105.5)	(137.8)	(201.2)	(136.8)	(123.8)	(87.7)	(51.1)	(41.9)	(33.5)
Other (income), net (b)	$ 1,316.8	158.6	(62.0)	(1,375.5)	(489.7)	(347.5)	(526.5)	(411.3)	(376.4)	(559.5)	(374.4)
Earnings from continuing operations before taxes	$ 6,262.6	5,198.6	5,712.8	7,193.8	5,856.3	4,469.6	2,276.4	4,619.9	4,125.6	3,387.2	3,321.0
Taxes on earnings from continuing operations	$ 299.7	470.2	1,086.7	1,447.9	1,122.1	863.3	559.6	1,247.9	949.8	882.4	774.0
Earnings from continuing operations	$ 5,962.9	4,728.4	4,626.2	5,745.8	4,734.2	3,606.3	1,716.8	3,372.1	3,175.8	2,504.7	2,547.0
Basic earnings per share from continuing operations	$ 3.76	3.03	2.98	3.71	3.06	2.34	1.12	2.17	2.03	1.60	1.63
Diluted earnings per share from continuing operations	$ 3.72	3.01	2.96	3.69	3.03	2.31	1.12	2.16	2.02	1.59	1.62
Financial Position:											
Working capital	$18,042.4	8,288.5	5,055.1	10,264.4	5,106.8	4,939.5	(669.3)	3,970.5	3,908.8	2,650.9	2,119.6
Long-term investments	$ 273.6	378.2	302.0	1,132.9	1,073.7	1,125.3	1,229.9	134.0	145.8	406.4	250.8
Net property and equipment	$ 8,063.0	7,874.0	7,971.0	7,619.5	7,219.2	7,518.1	6,946.4	6,003.1	6,007.9	6,281.8	5,828.1
Total assets	$67,234.9	60,276.9	60,573.9	52,581.6	42,419.2	39,713.9	36,178.2	29,141.2	28,767.5	26,039.3	23,592.7
Long-term debt	$18,085.3	12,039.8	12,523.5	11,266.3	8,713.3	9,487.8	7,009.7	4,571.5	4,787.9	3,452.3	4,274.0
Shareholders' investment	$26,813.2	24,526.1	22,765.1	23,187.4	17,518.7	17,823.9	14,054.2	14,415.3	14,325.8	13,072.3	10,664.6
Return on shareholders' investment from continuing operations	% 23.2	20.0	20.4	28.4	26.9	22.7	12.1	23.5	23.8	22.6	28.0
Book value per share	$ 17.01	15.62	14.53	14.76	11.26	11.47	9.14	9.37	9.18	8.36	6.82
Other Statistics:											
Gross profit margin	% 62.1	60.0	58.3	57.1	57.3	55.9	56.3	52.4	54.9	55.0	55.4
Research and development to net sales	% 10.8	10.6	10.6	8.9	9.1	9.7	10.0	8.2	8.6	9.4	9.7
Net cash from operating activities of continuing operations	$ 9,314.4	8,970.1	8,736.0	7,275.2	6,994.6	5,183.8	5,262.1	5,047.4	4,306.0	3,385.2	3,653.5
Capital expenditures	$ 1,795.3	1,491.5	1,015.1	1,089.0	1,287.7	1,656.2	1,337.8	1,207.5	1,291.6	1,050.1	1,105.4
Cash dividends declared per common share	$ 1.67	1.92	1.76	1.60	1.44	1.30	1.18	1.10	1.04	0.98	0.94
Common shares outstanding (in thousands)	1,576,667	1,570,379	1,546,984	1,551,168	1,552,433	1,549,910	1,537,243	1,539,235	1,560,024	1,564,518	1,563,068
Number of common shareholders	60,476	62,939	64,413	67,461	69,733	73,176	77,727	82,237	88,582	91,212	94,687
Number of employees	92,939	91,922	91,440	72,868	68,838	68,697	66,663	59,735	60,617	58,181	57,819
Sales per employee (in dollars)	$ 429,033	422,655	384,588	422,198	428,943	377,225	337,163	373,948	324,662	297,010	264,265
Market price per share – high	$ 72.47	56.44	56.79	57.39	61.09	59.50	49.87	50.00	47.63	47.15	58.00
Market price per share – low	$ 53.96	45.07	44.59	41.27	45.75	48.75	39.18	37.50	38.26	33.75	29.80
Market price per share – close	$ 65.50	56.23	47.91	53.99	53.37	56.15	48.71	39.43	46.65	46.60	40.00

(a) In 2012, 2011, 2010, 2009, 2006, 2005, 2004, 2003, 2002 and 2001 Abbott also recorded pretax charges of $288, $673, $313, $170, $2,014, $17, $279, $100, $108 and $1,330, respectively, for acquired in-process research and development.

(b) 2012 includes $1,350 for the net loss on extinguishment of debt.

Directors and Corporate Officers

Directors

Robert J. Alpern, M.D.
Ensign Professor of Medicine, Professor of Internal Medicine and Dean, Yale School of Medicine
New Haven, Conn.

Roxanne S. Austin
President, Austin Investment Advisors
Newport Coast, Calif.

Sally E. Blount, Ph.D.
Dean, J.L. Kellogg Graduate School of Management, Northwestern University
Evanston, Ill.

W. James Farrell
Retired Chairman and Chief Executive Officer, Illinois Tool Works Inc.
Glenview, Ill.

Edward M. Liddy
Partner, Clayton, Dubilier & Rice LLC
New York, N.Y.

Nancy McKinstry
Chief Executive Officer and Chairman of the Executive Board, Wolters Kluwer N.V.
Alphen aan den Rijn, Netherlands

Phebe N. Novakovic
Chairman and Chief Executive Officer, General Dynamics Corporation
Falls Church, Va.

William A. Osborn
Retired Chairman and Chief Executive Officer, Northern Trust Corporation and The Northern Trust Company
Chicago, Ill.

Samuel C. Scott III
Retired Chairman, President and Chief Executive Officer, Corn Products International Inc.
Westchester, Ill.

Glenn F. Tilton
Chairman of the Midwest, JPMorgan Chase & Co.
Chicago, Ill.

Miles D. White
Chairman of the Board and Chief Executive Officer, Abbott

Senior Management

Miles D. White*
Chairman of the Board and Chief Executive Officer

Thomas C. Freyman*
Executive Vice President, Finance and Chief Financial Officer

Hubert L. Allen*
Executive Vice President, General Counsel and Secretary

Richard W. Ashley*
Executive Vice President, Corporate Development

Brian J. Blaser*
Executive Vice President, Diagnostics Products

John M. Capek, Ph.D.*
Executive Vice President, Medical Devices

David Forrest*
Executive Vice President, Nutritional Products

Stephen R. Fussell*
Executive Vice President, Human Resources

Michael J. Warmuth*
Executive Vice President, Established Pharmaceuticals

Katherine C. Doyle*
Senior Vice President, U.S. Nutrition

Paul K. Magill*
Senior Vice President, Chief Marketing Officer

Heather L. Mason*
Senior Vice President, Diabetes Care

Corlis D. Murray
Senior Vice President, Quality Assurance, Regulatory and Engineering Services

Murthy V. Simhambhatla*
Senior Vice President, Abbott Medical Optics

J. Scott White*
Senior Vice President, International Nutrition

Corporate Vice Presidents

Greg E. Arnsdorff
Vice President, Point of Care Diagnostics

Michael J. Buck
Vice President, Licensing and Acquisitions

Jose Calle
Vice President, Absorb and Structural Heart Commercial Development

Kathryn S. Collins
Vice President, Chief Ethics and Compliance Officer

Jaime Contreras
Vice President, Diagnostics, Global Commercial Operations

John D. Coulter
Vice President, Molecular Diagnostics

Thomas J. Dee
Vice President, International Finance Operations

Charles D. Foltz
Vice President, Vascular Products Operations

Robert B. Ford
Vice President, Diabetes Care, Commercial Operations

Robert E. Funck*
Vice President, Controller

John F. Ginascol
Vice President, Nutrition, Supply Chain

Elaine R. Leavenworth
Vice President, Government Affairs

Steven J. Lichter
Vice President, Established Pharmaceuticals, Operations

David P. Mark
Vice President, Internal Audit

Catherine Mazzacco
Vice President, Abbott Medical Optics, Commercial

Brendan McAtamney
Vice President, Established Pharmaceuticals, Commercial

Ramachandran Rajamanickam
Vice President, Nutrition, Asia Pacific

AJ J. Shoultz
Vice President, Taxes

Preston T. Simons
Vice President, Information Technology

Gregory A. Tazalla
Vice President, Strategic Initiatives

Valentine Yien
Vice President, Treasurer

Brian B. Yoor
Vice President, Investor Relations

**Denotes executive officer*

Shareholder and Corporate Information

Stock Listing

The ticker symbol for Abbott's common stock is ABT. The principal market for Abbott's common shares is the New York Stock Exchange. Shares are also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges. Outside the United States, Abbott's shares are listed on the London Stock Exchange and the Swiss Stock Exchange.

Quarterly Dividend Dates

Dividends are expected to be declared and paid on the following schedule in 2013, pending approval by the board of directors:

Quarter	Declared	Record	Paid
First	2/15	4/15	5/15
Second	6/14	7/15	8/15
Third	9/13	10/15	11/15
Fourth	12/13	1/15/14	2/14/14

Tax Information for Shareholders

Abbott is an Illinois High Impact Business and is located in a U.S. federal Foreign Trade Sub-Zone (Sub-Zone 22F). Dividends may be eligible for a subtraction from base income for Illinois income tax purposes.

If you have any questions, please contact your tax advisor.

Dividend Reinvestment Plan

The Abbott Dividend Reinvestment Plan offers registered shareholders an opportunity to purchase additional shares, commission-free, through automatic dividend reinvestment and/or optional cash investments. Interested persons may contact the transfer agent, call Abbott's Investor Newsline or write Abbott Shareholder Services.

Dividend Direct Deposit

Shareholders may have quarterly dividends deposited directly into a checking or savings account at any financial institution that participates in the Automated Clearing House system. For more information, please contact the transfer agent, call the Investor Newsline or write Abbott Shareholder Services.

Direct Registration System

In August 2008, Abbott implemented a Direct Registration System (DRS) for all registered shareholder transactions. Shareholders will be sent a statement in lieu of a physical stock certificate for Abbott Laboratories stock. Please contact the transfer agent with any questions.

Annual Meeting

The annual meeting of shareholders will be held at 9 a.m. on Friday, April 26, 2013, at Abbott's corporate headquarters. Questions regarding the annual meeting may be directed to the Corporate Secretary.

A copy of Abbott's 2012 Form 10-K Annual Report, as filed with the Securities and Exchange Commission, is available on the Abbott Web site at www.abbott.com or by contacting the Investor Newsline.

CEO and CFO Certifications

In 2012, Abbott's chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Abbott's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, Abbott's CEO and chief financial officer filed with the U.S. Securities and Exchange Commission all required certifications regarding the quality of Abbott's public disclosures in its fiscal 2012 reports.

Investor Newsline

(847) 937-7300

Investor Relations

Dept. 362, AP6D2

Shareholder Services

Dept. 312, AP6D2

Corporate Secretary

Dept. 364, AP6D2

Abbott
100 Abbott Park Road
Abbott Park, IL 60064-6400 U.S.A.
(847) 937-6100

Website

www.abbott.com

Abbott Online Annual Report

www.abbott.com/annualreport

Global Citizenship Report

www.abbott.com/citizenship

Transfer Agent and Registrar

Computershare
P.O. Box 43078
Providence, RI 02940-3078
(888) 332-2268
www.computershare.com

Shareholder Information

Shareholders with questions about their accounts may contact the transfer agent, call the Investor Newsline or write Abbott Shareholder Services.

Individuals who would like to receive additional information or have questions regarding Abbott's business activities may call the Investor Newsline, write Abbott Investor Relations or visit Abbott's Web site.

The Abbott 2012 Annual Report was printed with the use of renewable wind power resulting in nearly zero carbon emissions, keeping 18,552 pounds of CO_2 from the atmosphere. This amount of wind-generated electricity is equivalent to 16,096 miles not driven in an automobile or 1,262 trees planted. The Abbott Annual Report cover and text is printed on recycled paper that contains a minimum of 10% post-consumer (PCW) fiber and the financial pages on 30% post-consumer (PCW) fiber.



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Abbott
100 Abbott Park Road, Abbott Park, IL 60064-6400 U.S.A.
(847) 937-6100 www.abbott.com


125
Years
Abbott
A Promise for Life